Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Kate Spade & Company
at
$18.50 Net Per Share
by
Chelsea Merger Sub Inc.
a wholly owned direct subsidiary of
Coach, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,
ON JUNE 23, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Chelsea Merger Sub Inc., a Delaware corporation (which we refer to as “Merger Sub”), a wholly owned direct subsidiary of Coach, Inc., a Maryland corporation (which we refer to as “Parent” or “Coach”), is offering to purchase for cash all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Kate Spade & Company, a Delaware corporation (which we refer to as “Kate Spade” or the “Company”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 7, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Kate Spade. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of specified conditions, Merger Sub will be merged (the “Merger”) with and into Kate Spade in accordance with Section 251(h) of the General Corporation Law of the State of Delaware as soon as practicable without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders, with Kate Spade continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Coach, Kate Spade or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Kate Spade will cease to be a publicly traded company and will become wholly owned by Parent.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding. The “Regulatory Condition” requires that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) (the “Japanese Anti-Monopoly Act”), shall have expired or otherwise been terminated or obtained, as applicable. The “Governmental Restraint

Condition” requires the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Kate Spade, among other things, has unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of Kate Spade and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Kate Spade enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Kate Spade’s stockholders accept the Offer and tender their Shares in the Offer.

A summary of the principal terms of the Offer is provided herein under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

May 26, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Merger Sub pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to 11:59 p.m., New York City time, on June 23, 2017 (the “Expiration Date,” unless Merger Sub shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Merger Sub, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Merger Sub pursuant to the Offer.

*      *      *      *      *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Depositary and Information Agent for the Offer is:

If delivering via a USPS Service:	If delivering via UPS, Fedex or Courier:

Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions: 888-808-3038

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Merger Sub have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Kate Spade contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Merger Sub by Kate Spade or has been taken from or is based upon publicly available documents or records of Kate Spade on file with the SEC or other public sources as of the date hereof. Parent and Merger Sub have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $1.00 per share, of Kate Spade & Company (the “Shares”).

Price Offered Per Share	$18.50 net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes.

Scheduled Expiration of Offer	11:59 p.m., New York City time, on June 23, 2017, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Chelsea Merger Sub Inc., a Delaware corporation (“Merger Sub) and a wholly owned direct subsidiary of Coach, Inc., a Maryland corporation (“Parent” or “Coach”).

Who is offering to purchase my Shares?

Merger Sub, a wholly owned direct subsidiary of Coach, is offering to purchase for cash all of the outstanding Shares. Merger Sub is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Merger Sub will be merged with and into Kate Spade (the “Merger”) and ancillary activities in connection with the Offer and the Merger.

See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Merger Sub.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Merger Sub and, where appropriate, Parent. We use the term “Parent” to refer to Coach, Inc. alone, the term “Merger Sub” to refer to Chelsea Merger Sub Inc. alone and the terms “Kate Spade” and the “Company” to refer to Kate Spade & Company alone.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and all of the equity interests in, Kate Spade. If the Offer is consummated, pursuant to this Offer to Purchase and the Merger Agreement, Parent intends thereafter to cause Merger Sub to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Kate Spade would cease to be a publicly traded company and would be a direct wholly owned subsidiary of Parent.

See Section 12 — “Purpose of the Offer; Plans for Kate Spade.”

How much are you offering to pay for my Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $18.50 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 —”Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and Kate Spade have entered into an Agreement and Plan of Merger, dated as of May 7, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into Kate Spade (the “Merger”). If the Minimum Condition (as defined below) and the other conditions to the Offer are satisfied or waived (to the extent permitted by applicable law) and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to pay for the Shares?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing condition. Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of certain outstanding Kate Spade equity awards that will be cashed out at the Effective Time (as defined below) is approximately $2.38 billion, including related fees and expenses. Parent plans to provide Merger Sub with the necessary funds to pay for the Offer with Parent’s cash on hand and cash on hand at Kate Spade, the proceeds of senior notes and new term loans that Parent expects to borrow by the time the acquisition is completed. Parent has also entered into a $2.1 billion bridge loan facility commitment letter pursuant to which Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (together with Bank of America, “BofA Merrill Lynch”) committed to provide financing for the Offer and the Merger; however, Parent intends to use the proceeds of the senior notes and term loan borrowings in lieu of drawing on the bridge loan facility.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	the Offer and the Merger are not subject to any financing condition;
•	as described above, we expect to have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as soon as practicable after the Acceptance Time (as defined below) (but in any event no later than the date of the payment for the Shares tendered in the Offer); and
•	if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Kate Spade stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Kate Spade or our or their wholly-owned subsidiaries) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m., New York City time, on June 23, 2017, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The time of acceptance for payment and purchase of all Shares validly tendered (and not properly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Acceptance Time,” and the date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond February 7, 2018 (such date, the “Outside Date”), and may not extend the Offer beyond such date without the prior written consent of Kate Spade.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not less than ten (10) business days each (or such other period as Parent, Merger Sub and Kate Spade may agree) in order to permit the satisfaction of the Offer Conditions; provided that if all Offer Conditions have been satisfied other than the Minimum Condition, Merger Sub shall not be required to extend the Offer by more than twenty (20) additional business days in the aggregate. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, Inc., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	that the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent and its wholly-owned subsidiaries, represent at least one Share more than 50% of all Shares then outstanding (the “Minimum Condition”);
•	any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) (the “Japanese Anti-Monopoly Act”), shall have expired or otherwise been terminated or obtained, as applicable (the “Regulatory Condition”);

•	the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger (the “Governmental Restraint Condition”);
•	the accuracy of representations and warranties made by Kate Spade in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15 — “Conditions of the Offer” (the “Representations Condition”);
•	the performance or compliance by Kate Spade, in all material respects, with all of its obligations, agreements and covenants required to be complied with or performed by it under the Merger Agreement prior to the Acceptance Time and such failure to comply or perform shall not have been cured by the Acceptance Time (the “Covenants Condition”);
•	since the date of the Merger Agreement, there has not been any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, as such term is defined in the Merger Agreement and as described in more detail in Section 11 — “The Merger Agreement; Other Agreements — Representations and Warranties” (the “MAE Condition”);
•	that Merger Sub has received a certificate of Kate Spade, executed by an executive officer of Kate Spade to the effect that the Representations Condition and the Covenants Condition have been satisfied; and
•	the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Merger Sub expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions, not inconsistent with the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Kate Spade, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the amount of the Offer Price, (iii) amend, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer in addition to the Offer Conditions, or amend or modify any Offer Condition in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or materially impair the ability of Parent or Merger Sub to consummate the Offer, (v) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act or (viii) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

See Section 15 — “Conditions of the Offer.”

What does Kate Spade’s board of directors think about the Offer?

The board of directors of Kate Spade (the “Kate Spade Board”) has unanimously:

•	declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of the Company and its stockholders;
•	in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that the Company enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement;
•	resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL; and

•	resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer (such recommendation, the “Kate Spade Board Recommendation”).

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Kate Spade.”

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depository, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, in either case, no later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.
•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call the Information Agent (as defined below) if you are located outside the United States or Canada.
•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered no later than the Expiration Date.

Kate Spade stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Shares may also be withdrawn at any time after July 25, 2017, which is the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Kate Spade continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a number of Shares that, when added to the number of Shares (if any) then owned by Parent or Merger Sub, equals at least one Share more than 50% of all Shares then outstanding, and thus the Minimum Condition is satisfied, then, in accordance with the terms of the

Merger Agreement, we will complete the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase and payment in the Offer, nor will we consummate the Merger.

See Section 1 — “Terms of the Offer.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Kate Spade stockholders who have not tendered their Shares in the Offer (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to demand appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer by complying with the requirements under the DGCL and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under Delaware law, have their Shares converted into the right to receive the same cash consideration as was payable in the Offer, without interest (the “Merger Consideration”) and less any applicable withholding taxes.

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Kate Spade — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur as promptly as practicable after the consummation of the Offer and all of the Shares outstanding prior to the Effective Time (subject to limited exceptions for Shares held by Kate Spade stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares and Shares held by us or Kate Spade or our or their wholly-owned subsidiaries) will at the Effective Time be cancelled and converted into the right to receive the Merger Consideration. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is (i) if you do not validly exercise your appraisal rights under Section 262 of the DGCL, you will be paid earlier if you tender your Shares than if you wait for the Merger and (ii) if you intend to validly exercise your appraisal rights under Section 262 of the DGCL, such rights are only available in the Merger.

See the “Introduction,” Section 13 — “Certain Effects of the Offer” and Section 17 — “Appraisal Rights.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived (to the extent permitted by applicable law) and we consummate the Offer and accept your Shares for purchase and payment, we will deposit the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

The Depository will pay an amount equal to the number of Shares you tendered multiplied by $18.50 in cash without interest, less any applicable withholding taxes, as promptly as practicable on or after the Expiration Date, subject to timely received the items described in Section 2 — “Acceptance for Payment and Payment of Shares.” Accordingly, if tendering stockholders delay providing the Depositary with items described in Section 2 — “Acceptance for Payment and Payment of Shares,” they may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment of Shares.”

What is the market value of my Shares as of a recent date?

On May 5, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the New York Stock Exchange was $16.97. On May 25, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the New York Stock Exchange was $18.42. The Offer Price represents a premium of approximately 9% to the May 5, 2017 closing stock price.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Kate Spade will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Kate Spade securities (including the Shares) or set any record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, Kate Spade stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Stock options to purchase Shares are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time each option to acquire Shares granted by Kate Spade pursuant to a Kate Spade equity plan (“Kate Spade Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade Option, will be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to (a) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Kate Spade Option, multiplied by (b) the aggregate number of Shares subject to such Kate Spade Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Kate Spade Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration. The payment of the Option Payment Amount shall be reduced by any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended (the “Code”) or any applicable state, local or non-U.S. tax law. To the extent that any amounts are so withheld and paid to the appropriate governmental authorities, those amounts shall be treated as having been paid or provided to the holder of that Kate Spade Option for all purposes under the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Kate Spade Equity Awards.”

What will happen to my restricted stock unit awards, performance share unit awards and market share unit awards in the Offer?

Kate Spade restricted stock unit awards (“Kate Spade RSU Awards”), Kate Spade performance share unit awards (“Kate Spade PSU Award”) and Kate Spade market share unit awards (“Kate Spade MSU Awards”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, except as otherwise set forth in individual agreements, at the Effective Time:

•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade RSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade RSU Award, will be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) under the Kate Spade equity plans and award agreements evidencing such Kate Spade RSU Award as applied to each such Kate Spade RSU Award immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to the number of shares of common stock subject to the Kate Spade RSU Award immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share);

•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade PSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade PSU Award, will be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Kate Spade equity plans and award agreements evidencing such Kate Spade PSU Award immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to (i) the number of Shares subject to the Kate Spade PSU Award (assuming for this purpose that performance in respect of all such outstanding Kate Spade PSU Awards was achieved at a level that resulted in payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share); and
•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade MSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade MSU Award, shall be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Kate Spade equity plans and award agreements evidencing such Kate Spade MSU Award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of Shares subject to the Kate Spade MSU Award (assuming for this purpose that performance in respect of all such outstanding Kate Spade MSU Awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share).

“Equity Award Exchange Ratio” means the quotient of (i) the Merger Consideration and (ii) the dollar volume-weighted average sale price of Parent Shares as reported by Bloomberg through its “Volume at Price” functions (or, if not reported thereby, any other authoritative source) for the 10 consecutive trading days ending with (but not including) the date of the Merger, rounded to the nearest one ten thousandth.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Kate Spade Equity Awards.”

What are the material U.S. federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws.

You should consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 —”Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Broadridge Corporate Issuer Solutions, Inc. is acting as our information agent (the “Information Agent”) for the Offer. Stockholders, banks and brokers may call the information Agent at 888-808-3038. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Kate Spade & Company:

Chelsea Merger Sub Inc., a Delaware corporation (which we refer to as “Merger Sub”) and a wholly owned direct subsidiary of Coach, Inc., a Maryland corporation (which we refer to as “Parent” or “Coach”), is offering to purchase for cash all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”) of Kate Spade & Company, a Delaware corporation (which we refer to as “Kate Spade” or the “Company”), at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon (the “Offer Price”) and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of May 7, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Kate Spade. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Merger Sub will be merged with and into Kate Spade (the “Merger”) as soon as practicable in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote on the adoption of the Merger Agreement by Kate Spade stockholders, with Kate Spade continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned direct subsidiary of Parent.

In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Coach, Kate Spade or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the Merger Consideration less any applicable withholding taxes.

Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

As a result of the Merger, Kate Spade will cease to be a publicly traded company and will become a direct wholly owned subsidiary of Parent. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Kate Spade stock options, restricted stock unit awards, performance share unit awards and market share unit awards in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Broadridge Corporate Issuer Solutions, Inc., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of (i) the Minimum Condition (as described below), (ii) the Regulatory Condition (as described below) and (iii) the Governmental Restraint Condition (as described below). The “Minimum Condition” requires that, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding. The Regulatory Condition” requires that any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) (the “Japanese Anti-Monopoly Act”), shall have expired or otherwise been terminated or obtained, as applicable. The “Governmental Restraint Condition” requires the absence of any order, law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Kate Spade (the “Kate Spade Board”), among other things, has unanimously (i) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of Kate Spade and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that Kate Spade enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that Kate Spade’s stockholders accept the Offer and tender their Shares in the Offer.

A more complete description of the Kate Spade Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Kate Spade (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to Kate Spade stockholders in connection with the Offer. Kate Spade stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

Kate Spade has advised Parent that, as of May 22, 2017, 128,623,421 Shares were outstanding.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Merger Sub is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Merger Sub consummates the Offer, Merger Sub will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Material U.S. Federal Income Tax Consequences.”

Kate Spade stockholders will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered (in accordance with the procedures set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares”) and not properly withdrawn (as permitted under Section 4 — “Withdrawal Rights”) prior to 11:59 p.m., New York City time, on June 23, 2017 (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, Merger Sub shall, irrevocably accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to 9:00 a.m., New York City time, on the business day immediately following the Expiration Date. We refer to such time of acceptance as the “Acceptance Time.” At or as promptly as practicable following the Acceptance Time (but in any event within three (3) business days thereafter) Merger Sub shall cause Broadridge Corporate Issuer Solutions, Inc. (the “Depository”) to pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. The date and time at which such Acceptance Time occurs is referred to as the “Offer Closing.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the Governmental Restraint Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Merger Sub must extend the Offer if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not less than ten (10) business days each (or such other period as Parent, Merger Sub and Kate Spade may agree) in order to permit the satisfaction of the Offer Conditions; provided that if all Offer Conditions have been satisfied other than the Minimum Condition, Merger Sub shall not be required to extend the Offer by more than twenty (20) additional business days in the aggregate. In addition, we will not be required to extend the Offer beyond February 7, 2018 (such date, the “Outside Date”), and may not extend the Offer beyond such date without the prior written consent of Kate Spade. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Parent and Merger Sub expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Kate Spade, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the amount of the Offer Price, (iii) amend, modify or waive the Minimum Condition, (iv) impose additional conditions to the Offer in addition to the Offer Conditions, or amend or modify any Offer Condition in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or materially impair the ability of Parent or Merger Sub to consummate the Offer, (v) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act or (viii) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Merger Sub may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If, subject to the limitations in the Merger Agreement, we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer as promptly as practicable after the Acceptance Time.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act). The minimum period during which a tender offer must remain open following material changes in the terms of such tender offer or information concerning such tender offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Offer Closing, in accordance with the terms of the Merger Agreement, we expect to complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.

Kate Spade has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Kate Spade and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies or other nominee whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to 9:00 a.m., New York City time, on the business day immediately following the Expiration Date. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act and the Japanese Anti-Monopoly Act, see Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, the Depository will pay for Shares validly tendered (and not properly withdrawn) and accepted for payment pursuant to the Offer only after timely receipt of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in

Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing items are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered (and not properly withdrawn) as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. On the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer; provided that we have agreed that Merger Sub will cause the Depository to pay for all Shares validly tendered (and not properly withdrawn) in the Offer as promptly as practicable after the Acceptance Time.

Under no circumstances will we pay interest on the purchase price for Shares, including by reason of any extension of the Offer or any delay in making such payment for Shares.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a Kate Spade stockholder to validly tender Shares pursuant to the Offer, the Depository must receive (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares or a Book-Entry Confirmation (in connection with a book-entry transfer described below), in each case at one of its addresses set forth on the back cover of this Offer to Purchase and prior to 11:59 p.m., New York City time, on the Expiration Date.

The method of delivery of Shares, including through the book-entry transfer, and all other required documents, is at your election and sole risk, and delivery will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary. If Share Certificates are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, you should allow sufficient time to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within five (5) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to 11:59 p.m., New York City time, on the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Date; and
•	the Share Certificates for all such validly tendered Shares (or a Book Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC), together with the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and any other documents required by the Letter of Transmittal, are received by the Depositary within three (3) New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal, (ii) any other documents required by the Letter of Transmittal and (iii) the Share Certificates evidencing tendered Shares or a Book-Entry Confirmation (in connection with a book-entry transfer described above). Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to 11:59 p.m., New York City time, on the Expiration Date.

Acceptance of the Offer. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Merger Sub shall determine. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) by Parent and Merger Sub will be final and binding to the fullest extent permitted by law.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Merger Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Kate Spade stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Merger Sub or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Kate Spade stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Kate Spade in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that are United States persons for U.S. federal income tax purposes that do not otherwise establish an exemption should return a properly completed and executed Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal, certifying that such stockholder is a United States person, that the taxpayer identification number (“TIN”) provided in the IRS Form W-9 is correct, and that such stockholder is not subject to backup withholding. Stockholders that are not United States persons for U.S.

federal income tax purposes should submit a properly completed and executed applicable IRS Form W-8, which may be obtained at www.irs.gov, in order to avoid backup withholding. Such stockholders should consult their tax advisors to determine which IRS Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 p.m., New York City time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after July 25, 2017, which is the 60th day after the date of the commencement of the Offer. However, once we accept your tendered Shares for payment upon expiration of the Offer, you will no longer be able to withdraw them.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 —”Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to 11:59 p.m., New York City time, on the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding to the fullest extent permitted by law, subject to the rights of holders of Shares to challenge such decision in a court of competent jurisdiction. None of Merger Sub, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders (as defined below) whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are exchanged for cash pursuant to the Merger. The discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly with retroactive effect, and any such change or different interpretation could affect the accuracy of the statements and conclusions set forth in this discussion. The discussion applies only to U.S. Holders who hold Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the Offer or the Merger and, in particular, does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, banks and other financial institutions, tax-exempt organizations, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, insurance companies, mutual funds, dealers or brokers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, holders subject to the alternative minimum tax, holders who acquired Shares pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who actually or constructively own more than 5% of the outstanding stock of Kate Spade, persons that are not U.S. Holders, U.S. Holders whose functional currency is not the U.S. dollar, holders who hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates).

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (iv) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Shares and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the Offer and the Merger to them.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Shares is more than one year as of the date of the exchange. Long-term capital gains of certain non-corporate holders, including individuals, generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the applicable withholding agent or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares—Information Reporting and Backup Withholding.”

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES, AND CHANGES IN ANY LAWS. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares are currently trading on the New York Stock Exchange under the symbol “KATE.” Kate Spade advised Parent that, as of May 22, 2017, there were 128,623,421 Shares issued and outstanding.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two most recently completed fiscal years of Kate Spade as well as the first and second quarter of the current fiscal year through May 25, 2017, in each case as reported on the New York Stock Exchange, and the quarterly cash dividends declared per Share for each such quarterly period.

	High	Low	Cash Dividends Declared
Fiscal Year Ended December 31, 2015
First Quarter	$35.75	$26.02	$0.00
Second Quarter	$35.23	$21.45	$0.00
Third Quarter	$23.47	$16.76	$0.00
Fourth Quarter	$22.67	$16.86	$0.00
Fiscal Year Ended December 31, 2016
First Quarter	$25.87	$15.10	$0.00
Second Quarter	$26.46	$18.68	$0.00
Third Quarter	$22.10	$15.66	$0.00
Fourth Quarter	$19.45	$14.02	$0.00
Year Ended December 31, 2017
First Quarter	$24.24	$17.39	$0.00
Second Quarter (through May 25, 2017)	$23.23	$16.51	$0.00

On May 5, 2017, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on the New York Stock Exchange was $16.97. On May 25, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on the New York Stock Exchange was $18.42. The Offer Price represents a premium of approximately 9% to the May 5, 2017 closing stock price.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Kate Spade will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Kate Spade securities (including the Shares) or set any record date therefor.

7.	Certain Information Concerning Kate Spade.

Except as specifically set forth herein, the information concerning Kate Spade contained in this Offer to Purchase has been taken from or is based upon information furnished by Kate Spade or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Kate Spade’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Parent and Merger Sub have not independently verified the accuracy and completeness of such information. We do not assume any responsibility for the accuracy or completeness of the information concerning Kate Spade, whether furnished by Kate Spade or contained in such documents and records, or for any failure by Kate Spade to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Kate Spade was incorporated under the laws of the State of Delaware in January 1976. Kate Spade’s Shares are listed on the New York Stock Exchange under the symbol “KATE.” Its principal executive offices are located at 2 Park Avenue, New York, New York 10016, and its telephone number is (212) 354-4900. Kate Spade operates principally under two global, multichannel lifestyle brands: kate spade new york and JACK SPADE. The Company’s four category pillars — women’s, men’s, children’s and home — span demographics, genders and geographies. In addition, the Company owns the Adelington Design Group, a private brand jewelry design and development group.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Kate Spade is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Kate Spade’s directors and officers, their remuneration, Kate Spade Options, Kate Spade RSU Awards, Kate Spade MSU Awards and Kate Spade PSU Awards granted to them, the principal holders of Kate Spade’s securities, any material interests of such persons in transactions with Kate Spade and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on May 5, 2017. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Kate Spade, that file electronically with the SEC.

Kate Spade Financial Projections. Kate Spade provided Parent with certain internal preliminary financial projections for 2017 - 2019. Such projections are described in Kate Spade’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Kate Spade stockholders contemporaneously with this Offer to Purchase.

8.	Certain Information Concerning Parent and Merger Sub.

General. Founded in 1941, Parent was incorporated in the state of Maryland in June 2000. Parent’s shares are listed on the New York Stock Exchange under the symbol “COH.” Coach’s Hong Kong Depositary Receipts are traded on The Stock Exchange of Hong Kong Limited under the symbol 6388. Parent is a leading New York design house of modern luxury accessories and lifestyle brands. The Coach brand was established in New York City in 1941, and has a rich heritage of pairing exceptional leathers and materials with innovative design. Parent also owns the Stuart Weitzman brand, a leader in women’s designer footwear, built upon the concept of crafting a beautifully-constructed shoe, merging fashion and function.

Merger Sub is a Delaware corporation formed on May 5, 2017 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Merger Sub has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Merger Sub’s separate corporate existence will cease and Kate Spade will continue as the Surviving Corporation. Until immediately prior to the time Merger Sub accepts for payment Shares pursuant to the Offer, it is not anticipated that Merger Sub will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Merger Agreement, the Offer and the Merger. Merger Sub is a wholly owned direct subsidiary of Parent.

The address of Parent’s principal executive offices, which is also Merger Sub’s business address, is 10 Hudson Yards, New York, New York 10001. Parent’s telephone number at this location is (212) 594-1850.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Merger Sub are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase or any majority-owned subsidiary of Parent or Merger Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or directly, any Shares and (ii) none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Parent or Merger Sub or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Kate Spade (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Merger Sub or Parent or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Kate Spade or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent and Merger Sub, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Kate Spade or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Merger Sub with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent and Merger Sub have filed electronically with the SEC.

9.	Source and Amount of Funds.

The Offer and the Merger are not conditioned upon obtaining financing. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is being made to purchase all issued and outstanding Shares solely for cash, (iii) Parent has entered into a $2.1 billion bridge loan facility commitment letter pursuant to which BofA Merrill Lynch committed to provide financing for the Offer and the Merger (although Parent intends to use the proceeds of senior notes and term loan borrowings in lieu of drawing on the bridge loan facility), (iv) there is no financing condition to the completion of the Offer or the Merger and (v) if we consummate the Offer, we will acquire all remaining Shares (subject to limited exceptions for Shares held by Kate Spade stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) for the same cash consideration in the Merger as was paid in the Offer (i.e., the Offer Price), we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Merger Sub estimate that the total amount of funds required to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger, and to provide funding for the payment in respect of outstanding Kate Spade equity awards that will be cashed out at the Effective Time pursuant to the Merger Agreement and other individual agreements is approximately $2.38 billion, including related fees and expenses. Parent and Merger Sub anticipate funding such cash requirements with Parent’s cash on hand, cash on hand at Kate Spade and the proceeds of senior notes and new term loans that Parent expects to borrow by the time the acquisition is completed. Parent has also entered into a $2.1 billion bridge loan facility commitment letter pursuant to which BofA Merrill Lynch committed to provide financing for the Offer and the Merger; however, Parent intends to use the proceeds of the senior notes and term loan borrowings in lieu of drawing on the bridge loan facility.

10.	Background of the Offer; Past Contacts or Negotiations with Kate Spade.

The information set forth below regarding Kate Spade not involving Parent or Merger Sub was provided by Kate Spade, and none of Parent, Merger Sub or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Merger Sub or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Coach or Merger Sub with representatives of Kate Spade that resulted in the execution of the Merger Agreement. For a review of Kate Spade’s additional activities, please refer to the Schedule 14D-9 that will be filed by Kate Spade with the SEC and mailed to Kate Spade stockholders.

On February 1, 2016, Craig Leavitt, Kate Spade’s Chief Executive Officer and George Carrara, Kate Spade’s President and Chief Operating Officer, had a meeting with Victor Luis, Coach’s Chief Executive Officer, and Todd Kahn, Coach’s President and Chief Administrative Officer, in New York to discuss a potential business combination.

On February 16, 2016, Coach delivered an unsolicited, non-binding and preliminary indication of interest to the Company regarding the potential acquisition of the Company by Parent, including a request for a period of exclusivity to conduct due diligence on the Company. The letter indicated a potential value of $22.00 per Share, subject to a number of conditions and confirmation through due diligence.

On February 17, 2016, Mr. Carrara called Mr. Kahn, to indicate that Parent’s non-binding indication of interest was not at a level sufficient to cause the Company to engage at such time.

On July 6, 2016, Mr. Kahn had a discussion with the Company’s President regarding his views on the retail industry generally. The parties did not discuss the specific terms of any potential transaction regarding Parent and the Company.

On November 8, 2016, Mr. Luis and Mr. Leavitt met in New York to continue a dialogue about a possible transaction, though no formal proposal was provided at the meeting. The executives did not discuss a potential transaction price or other material transaction terms.

In December 2016, Coach engaged Evercore Partners (“Evercore”) as its financial advisor with respect to a potential strategic transaction involving Coach and Kate Spade.

On December 1, 2016, Mr. Luis and Mr. Leavitt met again in New York and had a high-level discussion regarding a potential transaction. The executives did not discuss a potential transaction price or other material transaction terms.

On December 7, 2016, Mr. Leavitt called Mr. Luis to inform him that the Kate Spade Board had authorized Kate Spade and its advisors to conduct an exploratory strategic review process and that Perella Weinberg Partners (“Perella”), financial advisor to Kate Spade, would be contacting Coach with respect to such process over the next few days.

On December 8, 2016, representatives of Perella had a telephone conversation with Mr. Luis regarding a potential transaction involving Coach and Kate Spade as part of Perella’s outreach to prospective counterparties in December of 2016 as more fully described in the Schedule 14D-9.

On December 20, 2016, representatives of Evercore spoke with representatives of Perella who provided additional detail on the Company’s formal process to assess strategic interest in Kate Spade. Perella and Evercore were in periodic contact regarding a potential strategic transaction between Coach and Kate Spade throughout the remainder of December 2016.

On January 7, 2017, a confidentiality agreement was entered into by Coach and Kate Spade, following which Kate Spade made an online data room, which contained nonpublic information about Kate Spade, available to representatives of Coach and representatives of Evercore.

On January 15, 2017 Coach received access, through the online data room, to a preliminary bid instruction letter outlining the parameters for submitting a preliminary non-binding indication of interest to acquire Kate Spade no later than noon Eastern Standard Time on February 13, 2017.

In February 2017, Coach engaged Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as its legal counsel with respect to a potential strategic transaction involving Coach and Kate Spade. Fried Frank had previously represented Coach as its legal counsel with respect to a variety of matters.

On February 7, 2017, at a special meeting of the board of directors of Coach, the board of directors discussed a potential strategic transaction involving Coach and Kate Spade. Following that discussion, the board of directors unanimously approved submitting a preliminary non-binding indication of interest for the acquisition of Kate Spade based on a price range of $18.00–$22.00 per Share subject to a number of conditions and approvals, including formal approval by the Coach board of directors of the final transaction terms and a full due diligence review of Kate Spade to Coach’s satisfaction.

On February 13, 2017, Coach submitted to Perella a preliminary, non-binding indication of interest to acquire Kate Spade within an initial indicative price range of $18.00–$22.00 per Share, with the consideration to consist of a combination of cash and Parent stock (the “Indication of Interest”). The Indication of Interest noted that the terms set forth in the Indication of Interest was subject to a number of conditions and approvals, including formal approval by the Coach board of directors of the final transaction terms and a full due diligence review of Kate Spade to Coach’s satisfaction.

On February 16, 2017, Kate Spade issued its earnings release for the fourth quarter of fiscal year 2016 and, in connection therewith, publicly announced that it was conducting a process to explore and evaluate strategic alternatives for the Company to further enhance shareholder value.

Between February 16, 2017 and March 21, 2017, the Company and its senior management participated in in-person meetings with the management of Parent. During such time, the Company and its advisors responded to various business, legal and accounting due diligence inquiries from Parent in connection with its review of the potential transaction by providing certain nonpublic information regarding the Company to Coach through the electronic data room. Additionally, representatives of the Company’s management, Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and Perella held telephonic conferences with representatives of Parent, Evercore and Fried Frank, to respond to due diligence inquiries in connection with Parent’s evaluation of the potential transaction. Such in-person and telephonic diligence sessions covered a review of Kate Spade’s performance and certain liabilities, business, products, accounting and tax, legal and compliance matters, employee benefits, real estate and other topics.

On February 27, 2017 Coach received access, through the online data room, to a final bid instruction letter outlining the parameters for submitting a formal definitive proposal to acquire Kate Spade no later than noon Eastern Standard Time on Monday March 27, 2017.

On March 3, 2017 Coach received access, through the online data room, to the Auction Draft Merger Agreement.

On March 21, 2017, at a special meeting of the board of directors of Coach, the board of directors discussed a potential strategic transaction involving Coach and Kate Spade. On that same day, representatives of Coach informed representatives of Kate Spade that it would not be submitting a formal definitive proposal to acquire Kate Spade by the March 27, 2017 bid date based on concerns about trends in the Company’s first quarter performance and other factors. Representatives of Coach expressed an interest in continuing the dialogue with the Company and reviewing the Company’s first quarter results and requested that it be able to delay its final submission until such review.

On March 22, 2017, Mr. Luis had a telephone call with Mr. Leavitt reiterating the fact that Coach would not be submitting a final bid by the March 27, 2017 bid deadline. Mr. Luis indicated that Parent needed additional time to evaluate the potential transaction, but reiterated his belief that a combination of Coach and Kate Spade would be a good strategic fit and Coach’s interest in continuing the dialogue between the companies.

On April 18, 2017, the Company issued its earnings release for the first quarter of fiscal year 2017. Following the release of the 2017 first quarter earnings, the closing price of the Shares on April 18, 2017 was $18.16 per Share, which represented a $1.24 per Share decrease from the closing price on April 17, 2017 of $19.40 per Share.

On April 20, 2017, representatives of Evercore contacted representatives of Perella Weinberg by telephone and indicated that members of Coach’s senior management would like to have a meeting with members of Kate Spade’s senior management to discuss the Company’s first quarter earnings and other outstanding business diligence items.

On April 25, 2017 Coach’s senior management and Kate Spade’s senior management, along with representatives of Perella and Evercore, met to discuss Kate Spade’s first quarter earnings, year-to-date performance and outstanding business diligence items.

On April 27, 2017 and April 28-29, 2017 two special meetings of the board of directors of Coach were held during which the board of directors discussed a potential strategic transaction involving Coach and Kate Spade. Following that discussion, the board of directors unanimously approved undertaking an acquisition of Kate Spade subject to a number of conditions, including the completion of Coach’s outstanding diligence review of Kate Spade to Coach’s satisfaction.

On April 29, 2017, Coach submitted to Perella an indicative non-binding proposal for the acquisition of Kate Spade (the “April 29 Proposal”) to acquire the Company for $18.00 per Share in an all-cash transaction (the “Initial Purchase Price”), subject to a number of conditions, including completion of outstanding diligence to Coach’s satisfaction. The Initial Purchase Price represented a premium of approximately 24% to Kate Spade’s unaffected stock price of $14.51 per share on December 27, 2016. The April 29 Proposal indicated that Parent would finance the transaction with third-party debt, and to the extent such third-party debt was not available at the proposed time of the transaction closing, Parent would not be required to close the transaction and the Company’s sole and exclusive remedy would be to terminate the agreement and receive a termination fee from Parent equal to 4% of the equity value of the Company (the “Parent Termination Fee Structure”). Parent included a mark-up of the Auction Draft Merger Agreement in its proposal, setting forth additional deal terms, including a condition that certain key senior management of the Company execute retention agreements prior to the signing of the Merger Agreement.

On May 2, 2017, representatives of Perella and Evercore engaged in several rounds of negotiations on behalf of Kate Spade and Coach, respectively, in which Perella sought an increase to the Initial Purchase Price.

On May 2, 2017, Coach submitted a revised indicative non-binding proposal to acquire the Company for $18.50 per Share in an all-cash transaction, with such proposal no longer containing the Parent Termination Fee Structure (the “May 2 Proposal”). The May 2 Proposal also included a further revised mark-up of the Auction Draft Merger Agreement, reflecting the revised terms.

On May 3, 2017, Perella contacted Evercore to inform them that the Company was willing to proceed on the basis of an $18.50 per Share offer price.

From May 3 through May 7, 2017, representatives of Fried Frank and Paul Weiss, as well as representatives from the legal teams of Coach and Kate Spade, exchanged drafts of the merger agreement and other transaction documents and telephonically engaged in multiple discussions regarding the same. The outstanding issues during this time included how much and under what circumstances termination compensation would be payable by the Company to Parent, Parent’s level of required efforts to obtain regulatory approvals, the treatment of the Company’s equity awards, and retention of certain members of senior management of the Company. Representatives of Parent and its advisors continued a detailed due diligence review of the Company from this time through the time definitive transaction documents were executed.

During the evening of May 7, 2017, the Kate Spade Board held a meeting at which it unanimously (i) declared that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, (ii) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the other transactions contemplated by the Merger Agreement, declared it advisable that the Company enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, and authorized the execution, delivery and performance of the Merger Agreement, (iii) resolved that the Merger Agreement and the Merger would be governed by and effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

Following the approval by the Kate Spade Board, the Company, Parent and Merger Sub executed the Merger Agreement on May 7, 2017.

At approximately 6:45 a.m. Eastern Standard Time on May 8, 2017, Coach and Kate Spade issued a joint press release announcing the execution of the Merger Agreement.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Kate Spade, Parent and Merger Sub and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Merger Sub.” Kate Spade stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide Kate Spade stockholders with information regarding its terms and is not intended to provide any financial or other factual information about Kate Spade, Parent or Merger Sub. In particular, the representations, warranties and covenants contained in the Merger Agreement (i) were made only for purposes of that agreement and as of specific dates, (ii) were made solely for the benefit of the parties to the Merger Agreement, (iii) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement rather than establishing those matters as facts and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Parent or Kate Spade. Accordingly, Kate Spade stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Parent or Kate Spade and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

The Offer. The Merger Agreement provides that Merger Sub will commence the Offer on or before May 26, 2017. Merger Sub’s obligation to accept for payment and pay for Shares validly tendered (and not properly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that (i) Merger Sub shall, irrevocably accept for purchase and payment all Shares validly tendered and not properly withdrawn pursuant to the Offer prior to 9:00 a.m., New York City time, on the business day immediately following the Expiration Date and (ii) at the Acceptance Time, Merger Sub will deposit the Offer Price for such Shares with the Depositary, which will act as paying agent and transfer agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for purchase and payment. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on June 26, 2017, unless one or more Offer Conditions is not satisfied or waived as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Acceptance Time,” and the date and time at which the Acceptance Time occurs is referred to herein as the “Offer Closing.”

Merger Sub expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition (other than the Minimum Condition), or (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the Merger Agreement. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of Kate Spade, Merger Sub is not permitted to:

•	reduce the number of Shares subject to the Offer;
•	reduce the amount of the Offer Price;
•	amend, modify or waive the Minimum Condition;
•	impose additional conditions to the Offer in addition to the Offer Conditions, or amend or modify any Offer Condition in any manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or materially impair the ability of Parent or Merger Sub to consummate the Offer;

•	except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise modify the Expiration Date;
•	change the form of consideration payable in the Offer;
•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act; or
•	otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects the holders of Shares.

The Merger Agreement contains provisions to govern the circumstances in which Merger Sub is required to extend the Offer. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Merger Sub must extend the Offer:

•	as required by applicable law; and
•	if any Offer Condition has not been satisfied or waived as of the then-scheduled Expiration Date, for one or more successive periods of not more than 10 business days each (or such other period as Parent, Merger Sub and Kate Spade may agree) in order to permit the satisfaction of the Offer Conditions; provided that if all Offer Conditions have been satisfied other than the Minimum Condition, Merger Sub shall not be required to extend the Offer by more than twenty (20) additional business days in the aggregate.

However, Merger Sub is not required to, and without Kate Spade’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Merger Sub has agreed that it will promptly terminate the Offer, and will not purchase any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into Kate Spade, and the separate corporate existence of Merger Sub will cease, and Kate Spade will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following the Offer Closing without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.

Subject to the requirements described under the heading “Directors’ and Officers’ Indemnification and Insurance” below, the certificate of incorporation of Kate Spade shall be amended and restated as set forth in the Merger Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation at and immediately after the Effective Time, and the bylaws of the Surviving Corporation at and immediately after the Effective Time will be the same as the bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Kate Spade & Company.”

The obligations of Kate Spade, Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	the absence of any order, applicable law or other legal restraints of an applicable governmental authority enjoining or otherwise prohibiting the consummation of the Merger; and
•	Merger Sub must have irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by (i) Coach, Kate Spade or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be automatically canceled and converted into the right to receive the Merger Consideration less any applicable withholding taxes.

The holders of share certificates and/or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares (or affidavit of loss in lieu thereof) in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration payable in respect thereof, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Kate Spade Equity Awards. Pursuant to the terms of the Merger Agreement and except as otherwise set forth in individual agreements, at the Effective Time:

•	each option to acquire Shares granted by Kate Spade pursuant to a Kate Spade equity plan (“Kate Spade Option”) that is outstanding immediately before the Effective Time, whether or not then exercisable or vested, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade Option, will be canceled and converted into the right to receive from Parent or the Surviving Corporation an amount in cash (the “Option Payment Amount”), if any, without interest, equal to (a) the excess, if any, of the Merger Consideration over the per Share exercise price of the applicable Kate Spade Option, multiplied by (b) the aggregate number of Shares subject to such Kate Spade Option immediately before the Effective Time, which Option Payment Amount will be paid, as soon as practicable following the Effective Time. Notwithstanding the foregoing, any Kate Spade Option with a per share exercise price that is equal to or greater than the Merger Consideration shall be canceled for no consideration.
•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade RSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade RSU Award, will be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (including applicable vesting requirements) under the Kate Spade equity plans and award agreements evidencing such Kate Spade RSU Award as applied to each such Kate Spade RSU Award immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to the number of shares of common stock subject to the Kate Spade RSU Award immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share);
•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade PSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade PSU Award, will be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Kate Spade equity plans and award agreements evidencing such Kate Spade PSU Award immediately prior to the Effective Time, with respect to a number of shares of Parent common stock that is equal to (i) the number of Shares subject to the Kate Spade PSU Award (assuming for this purpose that performance in respect of all such outstanding Kate Spade PSU Awards was achieved at a level that resulted in payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share); and
•	except as otherwise provided on the Kate Spade confidential disclosure letter, as of the Effective Time, each Kate Spade MSU Award that is outstanding immediately before the Effective Time, by virtue of the Merger and without any action by Parent, Merger Sub, Kate Spade or the holder of that Kate Spade MSU Award, shall be converted as of the Effective Time into a restricted stock unit on the same terms and conditions (other than any performance conditions, but all time vesting conditions remain applicable) under the Kate Spade equity plans and award agreements evidencing such Kate Spade MSU Award immediately prior to the Effective Time, with respect to the number of shares of Parent common stock that is equal to the number of Shares subject to the Kate Spade MSU Award (assuming for this purpose that performance in respect of all such outstanding Kate Spade MSU Awards was achieved at a level that resulted in a payout of 100% of the target award) multiplied by the Equity Award Exchange Ratio (as defined below) (rounded to the nearest whole share).

“Equity Award Exchange Ratio” means the quotient of (i) the Merger Consideration and (ii) the dollar volume-weighted average sale price of Parent Shares as reported by Bloomberg through its “Volume at Price” functions (or, if not reported thereby, any other authoritative source) for the 10 consecutive trading days ending with (but not including) the date of the Merger, rounded to the nearest one ten thousandth.

Representations and Warranties.

In the Merger Agreement, Kate Spade has made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	organization and power;
•	organization and power of subsidiaries, foreign qualifications;
•	corporate authorization; enforceability;
•	subsidiaries;
•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;
•	capitalization;
•	financial statements and SEC filings;
•	disclosure controls and procedures, and internal control over financial reporting;
•	absence of undisclosed liabilities;
•	absence of certain changes;
•	absence of litigation, arbitration and similar proceedings;
•	material contracts;
•	employee benefit matters;
•	labor and employment matters;
•	taxes;
•	environmental matters;
•	intellectual property;
•	real property and leases;
•	insurance;
•	compliance with laws, permits and regulatory matters;
•	transactions with affiliates;
•	the opinion of Kate Spade’s financial advisor;
•	top customers and suppliers;
•	brokers and other advisors;
•	state takeover laws;
•	compliance with anti-corruption and international trade laws;
•	accuracy of information supplied for the Offer and the Schedule 14D-9; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Kate Spade are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” with respect to Kate Spade means any fact, change, event, development, occurrence, state of facts or effect (each, an “Effect”) that has had, or would reasonably be expected to have, individually or in the aggregate with any one or more other Effects, a material adverse effect on the business, assets, results of operations or financial condition of Kate Spade and its subsidiaries, taken as a whole. However, “Company Material Adverse Effect” shall not include any such Effect arising out of, or resulting from:

•	any national, international or any foreign or domestic regional economic, financial, trade-based, social or political conditions or relationships, including the results of any primary or general election or any statements or other proclamations of public officials, or changes in policy related thereto;
•	general changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof);
•	changes in interest, currency, or exchange rates or the price of any commodity, security, or market index, changes in legal or regulatory conditions, including changes or proposed changes (after the date of the Merger Agreement) in law, GAAP or interpretations or enforcement thereof;
•	changes in Kate Spade’s and its subsidiaries’ industries in general or seasonal fluctuations in the business of Kate Spade or any of its subsidiaries consistent with past practice;
•	any reduction in the market price or trading volume of any securities or indebtedness of Kate Spade or any of its subsidiaries, any decrease of the rating or the ratings outlook for Kate Spade or any of its subsidiaries by any applicable rating agency and the consequences of such ratings or outlook decrease, or the change in, or failure of Kate Spade to meet, or the publication of any report regarding, any internal or public projections, forecasts, budgets or estimates of or relating to Kate Spade or any of its subsidiaries for any period, including with respect to revenue, earnings, cash flow or cash position (it being understood that the underlying causes of such decline or failure may, if not otherwise expressly excluded from the definition of Company Material Adverse Effect, be taken into account in determining whether a Company Material Adverse Effect has occurred);
•	the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, mass-shootings, acts of domestic or foreign terrorism (including cyber-terrorism) or military conflicts, whether or not pursuant to the declaration of an emergency or war;
•	the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity;
•	the general public awareness of Kate Spade’s intention or desire to enter into the Merger Agreement;
•	any legal actions arising from or relating to the Merger Agreement or the transactions contemplated thereby;
•	the execution, announcement, performance or existence of the Merger Agreement, the identity of the parties thereto or any of their respective affiliates, representatives or financing sources, the taking or not taking of any action, to the extent, in each case, expressly required by the Merger Agreement (other than, in each case, for purposes of any representation or warranty set forth in Section 4.7 of the Merger Agreement);
•	any actions taken, or not taken, with the express written consent of or at the express written request of Parent or Merger Sub; and
•	any action taken by Parent, Merger Sub or any of their respective subsidiaries or representatives after the date of the Merger Agreement except, in the cases of the first, second, third, fourth, fifth, sixth, seventh and eighth bullet points set forth above, if such effect disproportionately affects Kate Spade and its subsidiaries, taken as a whole, compared with other participants in the industry in which Kate Spade and its subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Company Material Adverse Effect.

In the Merger Agreement, Parent and Merger Sub have made representations and warranties to Kate Spade with respect to, among other things:

•	organization and power;
•	corporate authorization;
•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;
•	capitalization of Merger Sub and purpose of its formation, and ownership of Kate Spade common stock;
•	financing;
•	litigation;
•	absence of arrangements with management of Kate Spade or its subsidiaries;
•	brokers and other advisors;
•	accuracy of information supplied for the Offer and the Schedule 14D-9;
•	non-reliance on estimates, projections, forecasts, forward-looking statements and business plans of Kate Spade;
•	independent investigation of Kate Spade; and
•	no other representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent and Merger Sub means any Effect that, individually or in the aggregate with all other Effects, would, or is reasonably expected to, prevent, materially impair or impede Parent’s or Merger Sub’s ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Kate Spade has agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, order or any requirement of any governmental authority, as expressly required or expressly permitted by the Merger Agreement, as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as disclosed prior to the execution of the Merger Agreement in Kate Spade’s confidential disclosure letter, Kate Spade will and will cause each of its subsidiaries to use reasonable best efforts to (i) conduct its business and operations in the ordinary course of business consistent with past practice, and efforts, (ii) preserve substantially intact its business organization, (iii) preserve its material assets, and (iv) preserve positive business relationships with its material customers, suppliers, licensors, licensees, distributors, wholesalers and employees.

Kate Spade has further agreed that, from the date of the Merger Agreement until the Effective Time (or, if earlier, until the termination of the Merger Agreement pursuant to its terms), except as required by applicable law, order or any requirement of any governmental authority, as expressly required or expressly permitted by the Merger Agreement, as consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as disclosed prior to the execution of the Merger Agreement in Kate Spade’s confidential disclosure letter, Kate Spade will not, and will not permit any of its subsidiaries to:

•	amend any of its organizational documents;
•	make, declare, set aside or pay any dividend or distribution on any shares of its capital stock, other than dividends and distributions by wholly-owned subsidiaries of Kate Spade;
•	(i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase, settle or otherwise acquire, directly or indirectly, any shares of its capital stock or equity securities or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or alternative interests, (iii) grant any person any right, warrant or option to acquire any shares of its capital stock, equity securities or alternative interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity securities or alternative interests or (iv) issue, deliver or sell any additional shares of its capital stock, equity securities or alternative interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, equity securities or alternative interests (other than pursuant to (x) the exercise of the Kate Spade Options and (y) the vesting of Kate Spade equity awards (other than Kate Spade Options));

•	(i) increase the compensation or benefits payable or to become payable to any current or former employee or any directors or officers or other service providers, other than increases in base salary in the ordinary course of business for promoted employees with annual base salaries of less than $100,000 prior to any such increase, (ii) grant or increase any severance or termination pay to any employee of Kate Spade or any directors or officers other than as mandated by contract or pursuant to Kate Spade’s policies, in either case as set forth or described on Section 4.15(a) of Kate Spade’s confidential disclosure letter and in effect prior to the date of the Merger Agreement, (iii) renew or enter into or amend any new employment, change in control, retention, severance arrangement or similar agreement or arrangement providing for compensation with any employee of Kate Spade or any directors or officers or any future employee, (iv) establish, adopt, enter into, amend, alter a prior interpretation of or terminate any Kate Spade benefit plan or any other employee benefit plan, incentive plan, trust, fund, agreement, policy, arrangement or program for the benefit of any current or former employees, directors, officers or other service providers, (v) enter into any collective bargaining agreement or other agreement with any labor organization, works council, trade union, labor association or other employee representative, (vi) implement any facility closings or employee layoffs that do not comply with the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or implement any employee layoffs or reductions in force in violation of the WARN Act, (vii) take any action to accelerate the vesting, payment or funding of any compensation or benefits to any current or former employee or any directors or officers, (viii) hire or terminate any employee with a base salary that is greater than or equal to $100,000, other than a termination for “cause” or take or omit to take any action that could cause any employee or service provider of Kate Spade to have “good reason” (as defined in the applicable Kate Spade benefit plan) to terminate such individual’s employment or service with Kate Spade, except, in each case: (A) to the extent required by applicable law, the Merger Agreement or any Kate Spade benefit plan in effect on the date of the Merger Agreement or (B) to comply with Section 409A of the Code and guidance applicable thereunder;
•	acquire (by merger, consolidation, acquisition of equity interests or assets, or otherwise) any interest in any business or any corporation, partnership, limited liability company, joint venture, trust or other business organization or division or assets thereof (other than acquisitions of assets by Kate Spade or its subsidiaries in the ordinary course of business consistent with past practice), except for any such transaction which is between Kate Spade and any of its wholly-owned subsidiaries or between any such wholly-owned subsidiaries of Kate Spade;
•	make, authorize or commit to make, any capital expenditures, including, but not limited to, expenditures related to information technology, other than expenditures not to exceed $1,000,000 in the aggregate plus the express expenditures set forth on Section 6.1(f) of Kate Spade’s confidential disclosure letter;
•	adopt any voluntary plan or voluntary agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization of Kate Spade or any of its subsidiaries;
•	sell, lease, license, transfer, pledge, encumber, grant or dispose of any Kate Spade assets, including the capital stock of subsidiaries of Kate Spade, other than (i) the sale of inventory in the ordinary course of business consistent with past practice, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business consistent with past practice, (iii) any permitted liens or (iv) pursuant to any material contract existing and in effect as of the date of the Merger Agreement;
•	omit to take any reasonable action necessary to maintain or renew any material intellectual property owned by Kate Spade or any of its subsidiaries;

•	(i) enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a material contract, or (ii) modify or amend, in any material respect, or terminate any material contract or waive, release or assign any material rights or claims thereunder, except in each case in the ordinary course of business consistent with past practice and so long as such contract (or modification or amendment thereof) does not commit Kate Spade or its subsidiaries to any obligation (1) greater than one year in duration, (2) granting any exclusive arrangement or similar restrictive operating obligations to a third party, (3) does not require payments by Kate Spade or its subsidiaries in excess of $500,000; provided that no such contract shall (x) license any intellectual property of Kate Spade or its subsidiaries to any third party or (y) create any arrangement between Kate Spade or its subsidiaries, on the one hand, and any third-party, on the other hand, with regard to collaboration, co-promotion, strategic alliance, or brand ambassadorship;
•	enter into any new line of business outside the businesses being conducted by Kate Spade and its subsidiaries on the date of the Merger Agreement;
•	incur, assume or guarantee (other than guarantees between Kate Spade and any wholly-owned subsidiary of Kate Spade) any new indebtedness or issue or sell any debt securities representing indebtedness for borrowed money or other rights to acquire any debt securities (directly, contingently or otherwise), other than (i) revolving loans under Kate Spade’s revolving credit facility in the ordinary course of business consistent with past practice not to exceed $1,000,000 in the aggregate or (ii) performance bonds, letters of credit or hedging arrangements entered into in the ordinary course of business consistent with past practice. Redeem, repurchase or prepay (other than prepayments of Kate Spade’s revolving credit facility in the ordinary course of business consistent with past practice) any indebtedness for borrowed money or any debt securities representing indebtedness for borrowed money;
•	make any loans or advances to or investments in any person or waive, cancel or release any amounts owed to Kate Spade and its subsidiaries, other than loans or advances (i) by Kate Spade to any of its wholly-owned subsidiaries, (ii) by any of Kate Spade’s wholly-owned subsidiaries to another wholly-owned subsidiary of Kate Spade or (iii) by Kate Spade or any of its subsidiaries to any officers, directors or employees in accordance with any indemnification or exculpation obligations of Kate Spade and its subsidiaries existing prior to the date of the Merger Agreement with respect thereto;
•	change its accounting methods, principles, policies or procedures or payment or collection of accounts, other than as required by GAAP or applicable law;
•	subject to other provisions of the Merger Agreement, waive, release, assign, settle, commence (other than in the case of any legal action brought to enforce the rights of Kate Spade and its subsidiaries pursuant to the Merger Agreement) or compromise any legal actions, other than, in each case, the settlement or compromise of legal actions solely in respect of monetary damages which do not exceed $100,000;
•	fail to use reasonable best efforts to maintain in effect the material insurance policies of Kate Spade and its subsidiaries of substantially the same coverage and amounts and on terms and conditions not less advantageous, in the aggregate, to the insured as currently maintained by Kate Spade and its subsidiaries;
•	except as expressly provided for in any contracts entered into between Kate Spade and its subsidiaries, on the one hand, and any third party, on the other hand, prior to the date of the Merger Agreement, and listed on Schedule 6.1(q) of the Kate Spade confidential disclosure letter, open or commit to open any new stores or similar retail location or close any stores or similar retail location;
•	make or change any material tax election, adopt or change any material method of tax accounting, amend any material tax return, settle or compromise any material tax claim, enter into any closing agreement or consent to any extension or waiver of a statute of limitations applicable to any claim for material taxes; or
•	agree, authorize or commit to do any of the foregoing.

Parent has agreed that, Parent shall not, and shall not permit any of its subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), undertake or agree to undertake any acquisition of any interest (including through the purchase of a material portion of the business assets) in any business or any corporation, partnership, limited liability company, joint venture, trust or other business organization or division thereof that would reasonably be expected to materially increase the risk of not obtaining, any governmental authorization necessary to consummate the transactions or the expiration or termination of any waiting period under applicable law.

No Solicitation. Until the earlier of the Acceptance Time and the termination of the Merger Agreement pursuant to its terms, except as expressly permitted by the Merger Agreement, Kate Spade has agreed, subject to the terms of the Merger Agreement, not to, and has agreed to cause its subsidiaries and the officers and directors of Kate Spade and its subsidiaries not to, and has agreed to use reasonable best efforts to cause its other representatives not to, directly or indirectly:

•	solicit, initiate, facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal (as defined below);
•	enter into or participate in any discussions with (including through the providing of access or non-public information relating to the Company) any person regarding a Takeover Proposal (other than to state that the Company is not permitted to have discussions); or
•	execute or enter into any contract relating to, arising from or providing for a Takeover Proposal (other than an “Acceptable Confidentiality Agreement” entered into in accordance with the terms of the Merger Agreement);

Upon the execution of the Merger Agreement, Kate Spade also agreed, and agreed to cause its subsidiaries and its and their respective officers and directors to, and agreed to use reasonable best efforts to cause its and their respective other representatives to, immediately cease any direct or indirect solicitation, discussions or negotiations with any persons with respect to any Takeover Proposal, including immediately withdrawing access to any “data room” that was established on or prior to the date of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, and requesting the return or destruction of all non-public information of the Company or any of its subsidiaries previously furnished or made available to any person (other than Parent and its representatives) in connection with a potential Takeover Proposal.

For purposes of the Merger Agreement, “Takeover Proposal” means any inquiry, proposal, indication of interest or offer (in writing or otherwise) from any person or group (other than Parent and its subsidiaries), relating to, in a single transaction or series of related transactions, any direct or indirect:

•	acquisition of more than 20% of the consolidated assets of the Company and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Kate Spade Board), including through the acquisition of one or more subsidiaries of the Company owning such assets;
•	acquisition of beneficial ownership (as defined in Rule 12d-3 under the Exchange Act) of more than 20% of the outstanding Shares or voting power of the Company;
•	tender offer or exchange offer that if consummated would result in any person or group beneficially owning more than 20% of the outstanding Shares or voting power of the Company; or
•	merger (including a reverse merger in which the Company is the surviving corporation), consolidation, share exchange, or similar transaction involving the Company pursuant to which such person or group (or the stockholders of any person) would acquire, directly or indirectly, more than 20% of the consolidated assets of the Company and its subsidiaries (based on the fair market value thereof, as determined in good faith by the Kate Spade Board) or more than 20% of the aggregate voting power of the Company or of the surviving entity.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement and any proposal or offer by Parent or any of its subsidiaries are deemed to be excluded from the definition of “Takeover Proposal.”

For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Takeover Proposal that was not solicited or obtained in material breach of the non-solicitation restrictions in the Merger Agreement that the Kate Spade Board has determined in good faith after consultation with its outside legal and financial advisors, (i) would, if consummated, be more favorable to the Company’s stockholders from a financial point of view than the transactions and (ii) is reasonably likely of being completed (if accepted) on the terms proposed, taking into account the likelihood and timing of consummation (as compared to the transactions) and all legal, regulatory, financial, conditionality, financing and other aspects of such proposal and of the Merger Agreement; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “more than 50%.

Notwithstanding the restrictions described above, if at any time prior to the Acceptance Time, following the receipt by the Company of a bona fide written Takeover Proposal, which did not result from a breach of the non-solicitation restrictions in the Merger Agreement, (i) the Kate Spade Board shall be permitted to participate in discussions regarding such Takeover Proposal solely to clarify the terms of such Takeover Proposal and (ii) if the Kate Spade Board determines in good faith, after consultation with its outside legal and financial advisors, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company may, in response to such Takeover Proposal following prior written notice to Parent:

•	furnish non-public information with respect to the Company and any of its subsidiaries to the person who has made such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement between the parties, so long as any non-public information so provided has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such person; and/or
•	participate in discussions and negotiations regarding such Takeover Proposal.

Notwithstanding anything to the contrary above, the Kate Spade Board will after consultation with its outside legal advisers, be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any person or group of persons if the Kate Spade Board determines in good faith that any failure to do so would be reasonably likely to be a violation of its fiduciary duties under applicable Law. Except as permitted by the foregoing sentence, the Company will seek to enforce any preexisting explicit or implicit confidentiality or standstill provisions or similar agreements with any person or group of persons.

From and after the date of the Merger Agreement until the Acceptance Time or the termination of the Merger Agreement in accordance with its terms, the Company shall promptly (but in any event within 48 hours) (i) advise Parent orally and in writing of the receipt of any Takeover Proposal, or any inquiry or request that could reasonably be expected to lead to a Takeover Proposal specifying the material terms and conditions thereof (including a written copy thereof and all materials related thereto, if any) and the identity of the party making such Takeover Proposal, (ii) keep Parent reasonably informed of all material developments affecting the status and terms of any such Takeover Proposal, inquiry or request and (iii) provide Parent with any written communications or documentation relating to any such Takeover Proposal inquiry or request, including any material revisions thereto or to any proposed agreement. Neither the Company nor any subsidiary thereof will enter into any agreement with any person subsequent to the date of the Merger Agreement which prohibits the Company from providing any information to Parent in accordance with the foregoing.

Change of the Kate Spade Board Recommendation. Subject to the provisions described below, the Kate Spade Board has resolved to recommend that Kate Spade stockholders accept the Offer and tender all of their Shares pursuant to the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Kate Spade Board has also agreed to include the Company Board Recommendation in the Schedule 14D-9 and to permit Parent to refer to such recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, the Kate Spade Board may not, directly or indirectly (including not publicly proposing to, or otherwise resolving to do, any of the following):

•	withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent, or publicly propose to do any of the foregoing;
•	approve, endorse or recommend a Takeover Proposal or submit any Takeover Proposal to a vote of the stockholders of the Company;
•	approve, recommend or allow the Company to enter into a contract relating to a Takeover Proposal (other than an Acceptable Confidentiality Agreement in compliance with the Merger Agreement);
•	withhold, adversely qualify or modify or fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders;

•	following the commencement of any tender or exchange offer relating to securities of the Company (other than the Offer) or public announcement of a Takeover Proposal, fail to issue a press release publicly announcing within ten (10) business days of such commencement or announcement that the Company recommends rejection of such tender or exchange offer or Takeover Proposal and, at the request of Parent, expressly reaffirming the Company Board Recommendation; or
•	approve or recommend or enter into, any contract, letter of intent, or memorandum of understanding with respect to any Takeover Proposal, other than an Acceptable Confidentiality Agreement in compliance with the Merger Agreement (an “Alternative Acquisition Agreement”) or authorize, resolve or publicly propose to take any such action.

Any action described in the first five bullets above is referred to as an “Adverse Recommendation Change.”

However, at any time prior to the Acceptance Time, the Kate Spade Board may, in response to a Superior Proposal received by the Kate Spade Board after the date of the Merger Agreement, make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement, but only if:

•	the Company shall have (A) provided to Parent at least five (5) business days’ prior written notice, which shall state expressly (1) that the Kate Spade Board has determined in good faith after consultation with its financial advisors and outside legal counsel, that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the Person making such proposal), and shall have contemporaneously provided a copy of the Alternative Acquisition Agreement and all other material documents related to the Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Superior Proposal shall require a new notice and a new three (3) business day period) and (3) the Kate Spade Board has determined to effect an Adverse Recommendation Change or to terminate the Merger Agreement in order to enter into the Alternative Acquisition Agreement, as applicable, and (B) prior to making such an Adverse Recommendation Change or terminating the Merger Agreement, to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such applicable notice period to amend the Merger Agreement in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; and
•	the Kate Spade Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Superior Proposal and taking into account all written or oral information, opinions or analyses submitted by or on behalf of Parent and any revised terms proposed by Parent, such proposal continues to constitute a Superior Proposal.

In addition, at any time prior to the Acceptance Time, upon the occurrence of any Intervening Event (as defined below), the Kate Spade Board may make an Adverse Recommendation Change, only if all of the following conditions are met:

•	the Company shall have (A) provided to Parent five (5) business days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Adverse Recommendation Change (and shall have contemporaneously provided all material documents related to the Intervening Event (it being understood and agreed that any change in such Intervening Event shall require a new notice and a new three (3) business day period) and (2) state expressly that the Kate Spade Board has determined in good faith after consultation with its financial advisors and outside legal counsel, it would be a violation of the directors’ fiduciary duties to fail to effect an Adverse Recommendation Change and (B) prior to making such an Adverse Recommendation Change, to the extent requested by Parent in good faith, engaged in good faith negotiations with Parent during such applicable notice period to amend the Merger Agreement in such a manner that the failure of the Kate Spade Board to make an Adverse Recommendation Change in response to the Intervening Event would no longer reasonably be expected to be a violation of the directors’ fiduciary duties under applicable law; and

•	the Kate Spade Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make an Adverse Recommendation Change would be a violation of the directors’ fiduciary duties under applicable law.

For purposes of the Merger Agreement, “Intervening Event” means a material event, occurrence or development occurring or arising after the date of the Merger Agreement that was not known to, or reasonably anticipated by, the Kate Spade Board as of the date of the Merger Agreement, other than any event, occurrence or development that relates to a Takeover Proposal.

None of the provisions described above under the heading “No Solicitation” or in this “Change of the Kate Spade Board Recommendation” section will prohibit the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Kate Spade Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable law or such disclosure is otherwise required under applicable law. For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable law) constitute a change, withdrawal, modification or amendment of the Company Board Recommendation under the Merger Agreement.

Neither Parent nor Merger Sub, nor any of their respective affiliates or representatives shall make, propose or enter into any formal or informal arrangements or understandings (whether or not binding) with any person, or have any discussions or other communications with any other person (other than Parent’s and Merger Sub’s respective affiliates and representatives), in any such case with respect to any Takeover Proposal involving the Company.

Access to Information. Until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, Kate Spade has agreed to afford to Parent and its representatives access during normal business hours, upon reasonable prior notice, to Kate Spade’s officers, employees, properties, books and records, as Parent may reasonably request, subject to customary exceptions and limitations.

Reasonable Best Efforts, Consents and Filings. Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement and in accordance with applicable law, each of Kate Spade, Parent and Merger Sub has agreed to use their respective reasonable best efforts to consummate, as promptly as reasonably practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement, each of Kate Spade, Parent and Merger Sub has agreed to make appropriate filings with respect to the Offer and the Merger (as applicable) under the HSR Act and under the Japanese Anti-Monopoly Act, and to supply as promptly as reasonably practicable any additional information that may be requested pursuant to the HSR Act or the Japanese Anti-Monopoly Act.

Upon the terms and subject to the conditions and limitations set forth in the Merger Agreement, each of the parties has agreed to promptly take such reasonable actions as are necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under applicable antitrust laws or by any governmental authority in order to prevent the entry of, any law or order that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement; provided, in each case, that none of Parent, Merger Sub or any of their respective subsidiaries shall be required to, and the Company may not without the prior written consent of Parent, become subject to, consent to, or offer or agree to, take or commit to take any action, if the taking of such action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition or current operations of either (x) Parent and its subsidiaries, taken as a whole, or (y) the Company and its subsidiaries, taken as a whole.

Employee Matters. For a period of one year following the Closing Date (or, if earlier, until the date of termination of the relevant employee) (the “Continuation Period”), Parent will, or will cause the Surviving Corporation or any of their respective subsidiaries to, provide to each individual who, immediately prior to the Effective Time, is an employee of the Company and its subsidiaries and who continues in such capacity immediately following the Effective Time (each, a “Continuing Employee”) (i) base salary or hourly wage rate that is no less favorable than the base salary or hourly wage rate, as applicable, provided to the Continuing Employee immediately prior to the Effective Time, (ii) short-term (annual or more frequent) cash bonus or commission opportunity and other compensation (including equity and equity-based awards) that are no less favorable in the aggregate than those provided to the Continuing Employee immediately prior to the Effective Time and (iii) benefits that are substantially comparable, in the aggregate to those provided to similarly situated employees of Parent or its subsidiaries, provided that providing for such Continuing Employee to continue to participate in Company benefit plans as in effect immediately prior to the Effective Time will satisfy this clause (iii) (it being understood that participation in the Parent benefit plans may commence at different times with respect to each Parent benefit plan as determined by Parent in its sole discretion).

Parent will, or will cause the Surviving Corporation and each of their respective subsidiaries and affiliates to, honor all Company benefit plans (including all severance, change of control and similar plans and agreements) to Continuing Employees in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such Company benefit plans and except as provided herein. Except as explicitly set forth in the Merger Agreement, following the Effective Time, Parent and the Surviving Corporation are not required to maintain any benefit plan or agreement. Parent acknowledges and agrees that the consummation of the Closing constitutes a change in control of the Company for purposes of the Company benefit plans and any awards thereunder.

Notwithstanding any permitted amendment, termination or discretion applicable to the Company’s 2017 Annual Incentive Plan, Parent agrees to, and agrees to cause the Surviving Corporation and each of their respective subsidiaries and affiliates to, to the extent not already paid prior to Closing, pay bonuses to Continuing Employees under the 2017 Annual Incentive Plan in respect of calendar year 2017 (“2017 Bonuses”) in an amount equal to the target 2017 Bonus applicable to such Continuing Employee, paid by the Surviving Corporation at the time or times that the 2017 Bonuses would normally be paid by the Company, but in no event later than March 15, 2018, subject to continued employment through the payment date; provided, however, that any Continuing Employee whose employment is terminated without “Cause” or who voluntarily resigns with “Good Reason” (each, as defined in the Company’s 2013 Stock Incentive Plan) on or following the Closing Date and prior to the 2017 Bonus payment date (each, a “Qualifying Termination”) will be entitled to receive his or her 2017 Bonus, payable as soon as reasonably practicable following the date of such Qualifying Termination.

Parent will, and will cause the Surviving Corporation to, honor the Company’s retention program providing for retention payments to certain Continuing Employees in connection with the provision of services relating to the transactions contemplated by the Merger Agreement to such Continuing Employees (the “Retention Program”). Following the Effective Time, the Surviving Corporation and/or Parent shall pay or cause to be paid such retention payments pursuant to the terms of the Retention Program.

For the later of the duration of the Continuation Period or the remaining term of any individual employment, severance or separation agreement that is in effect immediately prior to the Effective Time (each an “Individual Severance Agreement”), Parent will, or will cause the Surviving Corporation or their respective affiliates to, provide each employee who suffers a termination of employment under circumstances that would have given the employee a right to severance payments and benefits under the Company’s or any of the Company’s subsidiaries’ severance policy (each, a “Company Severance Plan”) (including the additional severance program adopted by the Company in connection with the transactions) or Individual Severance Agreement with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under any Company Severance Plan.

Each Continuing Employee will receive full credit under employee benefit plans of Parent, the Surviving Corporation or their respective subsidiaries and affiliates providing benefits to any Continuing Employee after the Effective time for his or her years of service with the Company and its subsidiaries prior to the Effective Time, to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar or comparable Company benefit plan (except with respect to accruals under a defined benefit pension plan or any plan or arrangement that provides retiree medical benefits, or to the extent such credit would result in a duplication of accrual of benefits). In addition, subject to applicable approvals and receipt of information: (i) at the Effective Time, each Continuing Employee immediately will be eligible to participate, without any waiting time, in each new benefit plan to the extent such waiting time was satisfied under a similar or comparable Company benefit plan in which such Continuing Employee participated immediately before the Effective Time; (ii) Parent will cause all pre-existing condition exclusions or limitations and actively-at-work requirements of each new benefit plan that is a health plan to be waived or satisfied for such Continuing Employee and his or her covered dependents to the extent waived or satisfied under the analogous benefit plan of the Company as of the Effective Time; and (iii) for the plan year in which the Effective Time occurs Parent will cause all eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Company benefit plan ending on the date such Continuing Employee’s participation in the corresponding new benefit plan begins to be taken into account under such new benefit plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new benefit plan.

With respect to any accrued but unused paid time off to which any Continuing Employee is entitled pursuant to the paid time off policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent will, or will cause the Surviving Corporation or any of their respective subsidiaries or affiliates to, (i) allow such Continuing Employee to use such accrued paid time off in accordance with the terms of the Company’s paid time off policy provided to Parent prior to the date of the Merger Agreement and (ii) if any Continuing Employee’s employment terminates during the Continuation Period under circumstances entitling the Continuing Employee to severance pay under a Company Severance Plan, pay the Continuing Employee, in cash, an amount for a number of days of paid time off determined by taking the number of accrued days of paid time off to which the Continuing Employee is entitled as of the date of such termination and reducing this number by the number of days of paid time off actually used by the Continuing Employee prior to the date of termination.

If requested by Parent in writing delivered to the Company not less than ten (10) business days before the Closing Date, the Kate Spade Board (or the appropriate committee thereof) will adopt resolutions and take such corporate action as is necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. To the extent the Company 401(k) Plan is terminated pursuant to Parent’s request, the Continuing Employees will be eligible to participate in a 401(k) plan maintained by Parent or any of its subsidiaries as soon as reasonably practicable following the Closing Date, and will be entitled to effect a direct rollover of their account balances (including any outstanding loans) to such 401(k) plan maintained by Parent or its subsidiaries.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation and insurance rights in favor of Kate Spade’s and its subsidiaries current and former directors, officers and employees and the fiduciaries of any Kate Spade benefit plans (“Indemnified Parties”). Specifically, Parent has agreed that, for a period of six years (or more) after the Effective Time, the indemnification, exculpation and advancement of expenses provisions set forth in (i) the organizational documents of Kate Spade and its subsidiaries and (ii) agreements between an Indemnified Party and Kate Spade or one of its subsidiaries shall continue in full force and effect. In addition, the Surviving Corporation will, and Parent has agreed to cause the Surviving Corporation to, indemnify and hold harmless, as and to the fullest extent permitted by applicable law, each Indemnified Party in respect of acts or omissions arising out of or relating to their service as officers, directors or employees of Kate Spade or its subsidiaries or any similar role at the behest of Kate Spade, including, but not limited to, fiduciaries of the Company benefit plans. Parent has also agreed to cause the Surviving Corporation to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage for a claims reporting or discovery period of at least six years from and after the Effective Time on terms with respect to such coverage and amounts no less favorable in the aggregate than those of such policies in effect on the date of the Merger Agreement, so long as the aggregate annual premium for such insurance policies does not exceed 300% of the last annual premium paid by Kate Spade for such insurance before the date of the Merger Agreement (the “Maximum Premium”), and if the annual premiums of such insurance exceed the Maximum Premium, then if and to the extent available commercially, Parent or the Surviving Corporation must obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Transaction Litigation. Prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, Parent and the Company have agreed to cooperate in the defense and settlement of any legal action (including any class action or derivative litigation) relating directly or indirectly to the Merger

Agreement or the transactions contemplated thereby and the Company has agreed to promptly as reasonably practicable after obtaining knowledge thereof, notify Parent of any such legal action; provided that no settlement shall be made without the consent of the other party, which shall not be unreasonably withheld, conditioned or delayed.

Financing. Subject to the terms and conditions of the Merger Agreement, each of Parent and Merger Sub has agreed to use its reasonable best efforts to obtain financing for purposes of funding the transactions contemplated by the Merger Agreement (the “Transaction Financing”) in amounts and on the terms and conditions described in the debt commitment letter dated May 7, 2017 (the “Commitment Letter) at the Effective Time, and has agreed not to, without the prior written consent of Kate Spade (which consent shall not be unreasonably withheld, conditioned or delayed), agree to or permit the termination of the Commitment Letter or the definitive agreements relating to the Transaction Financing, or agree to or permit any amendment or modification to be made to, or any waiver of any provision under, the Commitment Letter or the definitive agreements relating to the Transaction Financing, that (i) reduces the aggregate amount of the Transaction Financing (including by changing the amount of fees to be paid or original issue of the Transaction Financing or similar fees) or (ii)(A) imposes new or additional conditions precedent or (B) otherwise adversely expands, amends or modifies any of the conditions precedent to the Transaction Financing, or otherwise expands, amends or modifies any other provision of the Commitment Letter, in the case of clauses (A) and (B), in a manner that would reasonably be expected to (x) delay, prevent or impede the ability of Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, (y) make the timely funding of the Transaction Financing contemplated by the Commitment Letter (or satisfaction of the conditions precedent to the Transaction Financing) or the timely payment of the Parent’s payment obligations as contemplated by the Merger Agreement on the date on which the closing of the Merger occurs (the “Closing Date”) less likely to occur or (z) adversely impact the ability of each of Parent and Merger Sub to enforce its rights against the other parties to the Commitment Letter or the definitive agreements with respect thereto.

Each of Parent and Merger Sub has agreed to use its reasonable best efforts (A) to maintain in effect the Commitment Letter and comply with its obligations thereunder, (B) to enter into definitive agreements pursuant to the Commitment Letter or the relevant engagement letters, as applicable, consistent in all material respects with the terms and conditions contained in the Commitment Letter or the relevant engagement letters, as applicable (or on terms no less favorable (taken as a whole) to Parent and Merger Sub than the terms and conditions in the Commitment Letter or the relevant engagement letters, as applicable), and (C) to satisfy (or obtain the waiver of) on a timely basis all conditions precedent to funding in the Commitment Letter and such definitive agreements that are within Parent’s control and to consummate the Transaction Financing at the Effective Time. Parent has agreed to keep Kate Spade reasonably informed in reasonable detail of the status of its efforts to arrange the Transaction Financing and, upon Kate Spade’s written request, has agreed to provide to Kate Spade copies of the material definitive agreements with respect to the Transaction Financing. If all or any portion of the Transaction Financing becomes unavailable on the terms contemplated by the Commitment Letter for any reason, and such portion is reasonably required to pay Parent’s payment obligations under the Merger Agreement, then Parent has agreed to promptly notify Kate Spade and Parent and Merger Sub has agreed to use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt Transaction Financing from alternative sources as promptly as reasonably practicable following the occurrence of such event.

Prior to the Effective Time, at Parent’s sole cost and expense, Kate Spade has agreed to, and has agreed to cause its subsidiaries to, use reasonable best efforts to provide, and use reasonable best efforts to cause its and their representatives to provide, to Parent and Merger Sub such reasonable cooperation in connection with the Transaction Financing as is customary and reasonably requested by Parent or Merger Sub, including by using its reasonable best efforts to (i) assist in preparation for and participation in meetings and calls, drafting sessions, rating agency presentations, road shows and due diligence sessions; (ii) assist in the preparation of (A) customary offering documents, private placement memoranda, bank information memoranda, prospectuses and similar marketing documents for any of the Transaction Financing and (B) customary materials for rating agency presentations in connection with the Transaction Financing; (iii) use reasonable best efforts to permit the Transaction Financing to benefit from the existing lending relationships of Kate Spade and its subsidiaries; (iv) identify and execute documentation in connection with the repayment and termination of existing indebtedness (except as otherwise mutually agreed), and (v) execute and deliver customary definitive financing documentation to be effective at the Effective Time or thereafter.

Termination. The Merger Agreement may be terminated at any time prior to the Acceptance Time under any of the following circumstances:

•	by mutual written consent of Parent and Kate Spade;
•	by either Parent or Kate Spade, if the Acceptance Time shall not have occurred on or before the Outside Date. Notwithstanding the foregoing, such right to terminate shall not be available to any party to the Merger Agreement whose breach of any covenant or agreement of the Merger Agreement has been the principal cause of, or principally resulted in, the failure of the Acceptance Time to occur by the Outside Date;
•	by either Parent or Kate Spade if (i) any applicable governmental authority shall have issued any order, decision, judgment, writ, injunction, decree, award or other determination that prohibits the consummation of any of the transactions contemplated by the Merger Agreement and such order, decision, judgment, writ, injunction, decree, award or other determination has become final and non-appealable, or (ii) any applicable law or other legal restraint or prohibition of any applicable governmental authority shall be in effect, that makes the consummation of any of transactions contemplated by the Merger Agreement illegal.
•	by Parent following an Adverse Recommendation Change or if the Company has willfully and materially breached its non-solicitation obligations in any material respect (a “Change in Recommendation Termination”);
•	by Parent if (I) the Company breaches any of its representations or warranties set forth in the Merger Agreement or the Company has failed to perform any of its covenants or agreements set forth therein, which breach or failure to perform (i) would give rise to the failure of any Representations Condition or Covenants Condition, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) business days following Company’s receipt of written notice from Parent of such breach or failure to perform, but only so long as neither Parent nor Merger Sub are then in material breach of their respective representations, warranties, covenants or agreements contained in the Merger Agreement such that the Company would be entitled to terminate the Merger Agreement or (II) the MAE Condition cannot be satisfied and is not cured within thirty (30) days following Company’s receipt of written notice (a “Company Breach Termination”);
•	by Kate Spade in order to enter into an Alternative Acquisition Agreement providing for the implementation of the applicable Superior Proposal pursuant to and in accordance with the terms and conditions of the Merger Agreement; provided that the Company shall not have a right to terminate the Merger Agreement pursuant to this provision unless concurrently with such termination the Company duly executes and validly delivers such Alternative Acquisition Agreement to the counterparty thereto and pays the Company Termination Fee (as defined below) (a “Superior Proposal Termination”);
•	by Kate Spade if Parent or Merger Sub breaches any of their respective representations or warranties, set forth in the Merger Agreement or either Parent or Merger Sub has failed to perform any of its covenants or agreements set forth therein, which breach or failure to perform (i) would result in a Parent Material Adverse Effect, and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty (20) business days following the Company’s delivery of written notice to Parent of such breach or failure to perform, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach would give rise to the failure of the Representations Condition, the Covenants Condition or the MAE Condition; or
•	by Kate Spade if (A) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Acceptance Time) have been satisfied or waived as of the Expiration Time, Purchaser shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer when otherwise required to do so in accordance with the terms of the Merger Agreement (unless such failure shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in the Merger Agreement), (B) thereafter, the Company has irrevocably confirmed in writing to Parent that the Company is ready, willing and able to consummate the transactions contemplated by the Merger Agreement in accordance with the terms of the Merger

Agreement and (C) Merger Sub fails to consummate the Offer within two (2) business days after such irrevocable confirmation; provided that no party shall be permitted to terminate the Merger Agreement pursuant to this provision during such two (2) business day period.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will immediately become void and have no effect, without any liability on the part of Parent, Merger Sub or Kate Spade, except that (i) certain specified provisions of the Merger Agreement, as well as the confidentiality agreement between Parent and Kate Spade, will survive such termination, including the provision described under the heading “Kate Spade Termination Fee” below, and (ii) subject to the terms of the Merger Agreement, no such termination shall relieve any party from any damages resulting from a willful and material breach of the Merger Agreement prior to any such termination, in which case the non-breaching party shall be entitled to all rights and remedies available at law or in equity. In the case of any damages sought by the Company from Parent or Merger Sub, including for any failure to consummate any of the transactions when required to do so by the Merger Agreement, the Company may seek to have such damages take into account the consideration that would have otherwise been payable to the stockholders and equity holders of the Company pursuant to the Merger Agreement or the loss of market value or stock price of the Company (including its common stock) and implied value of any equity awards.

Kate Spade Termination Fee. Kate Spade has agreed to pay Parent a termination fee of $83,271,000 in cash (the “Company Termination Fee”) if:

•	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination;
•	the Merger Agreement is terminated by Kate Spade pursuant to a Superior Proposal Termination; or
•	If all of the following occur:
•	a Takeover Proposal shall have been publicly made or otherwise becomes generally known to the public, in each case prior to the Acceptance Time and not publicly withdrawn on a bona fide basis;
•	thereafter the Merger Agreement is terminated by the Company or Parent because the Acceptance Time has not occurred on or before the Outside Date and in circumstances where the Governmental Restraint Condition and the MAE Condition have been satisfied, but the Minimum Condition has not been satisfied, or by Parent pursuant to a Company Breach Termination; and
•	within twelve (12) months following the date of such termination (1) the Company enters into a definitive contract with respect to any transaction specified in the definition of “Takeover Proposal” and such Takeover Proposal is subsequently consummated (even if after such twelve-month period) or (2) any such transaction is consummated, in each case, whether or not involving the same Takeover Proposal or the person making the Takeover Proposal referred to in clause (A). For purposes of this provision, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “more than 50%.”

Parent’s right to receive the Company Termination Fee is the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of Parent and its affiliates, as applicable, against certain Company related parties for (x) any damages suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated and (y) any other damages suffered as a result of or under the Merger Agreement and the transactions contemplated by the Merger Agreement, and upon payment of the Company Termination Fee none of such Company related parties, or Parent’s financing sources, or any other potential financing source (or any of their respective affiliates), shall have any further liability relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement; provided, that the foregoing shall not impair the rights of Parent and Merger Sub, if any, to obtain injunctive relief pursuant to the terms of the Merger Agreement prior to any termination of the Merger Agreement.

Specific Performance. Parent, Merger Sub and Kate Spade have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. The Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the certain specified courts, this being in addition to any other remedy at law or in equity, and the parties to the Merger Agreement are not required to prove actual damages and have waived any requirement for the posting of any bond or similar collateral in connection therewith. Parent, Merger Sub and Kate Spade have each agreed not to assert that a remedy of specific performance is unenforceable or invalid or otherwise oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger are consummated; except that (i) expenses incurred in connection with the filing fees for any filings made under applicable antitrust laws shall be paid by Parent and (ii) except as explicitly provided otherwise in the Merger Agreement, all documentary, sales, use, real property transfer, real property gains, registration, value added, transfer, stamp, recording and similar taxes resulting from the transactions (and any fees and penalties associated therewith) shall be borne by Parent, and Parent shall file or cause to be filed all tax returns related thereto, regardless of who may be liable therefor under applicable law.

Governing Law. The Merger Agreement and any legal action, claim, suit or other legal proceeding based upon, relating to or arising out of the Merger Agreement or any transaction contemplated thereby, or the negotiation, execution or performance thereof, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any laws that might result in the application of the law of another jurisdiction. However, any action or claim, whether at law or in equity, whether in contract, in tort or otherwise, against any financing source in any way relating to the Merger Agreement, the Commitment Letter or any of the transactions contemplated by the Merger Agreement, or any dispute arising out of or relating in any way to the Transaction Financing, the performance thereof or the transactions contemplated thereby will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any laws that might result in the application of the law of another jurisdiction.

12.	Purpose of the Offer; Plans for Kate Spade.

Purpose of the Offer. The purpose of the Offer is for Merger Sub to acquire control of, and all of the equity interests in, Kate Spade. The Offer, as the first step in the acquisition of Kate Spade, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Merger Sub intends to consummate the Merger as soon as practicable thereafter.

If you tender your Shares in the Offer and we accept such Shares for payment and consummate the Offer, you will cease to have any equity interest in Kate Spade or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Kate Spade. Similarly, after our acceptance for payment of any Shares you tender in the Offer or upon the conversion of your Shares into the right to receive the Merger Consideration in the subsequent Merger, you will not bear the risk of any decrease in the value of Kate Spade.

Merger without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Kate Spade before effecting the Merger. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger in accordance with Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by the Kate Spade stockholders.

Plans for Kate Spade. If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Kate Spade and the Kate Spade Board shortly thereafter. Parent and Merger Sub are conducting a detailed review of Kate Spade and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Merger Sub will continue to evaluate the business and operations of Kate Spade during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Kate Spade’s business, operations, capitalization and management with a view to optimizing development of Kate Spade’s potential in conjunction with Kate Spade’s and Parent’s existing businesses. We expect that all aspects of Kate Spade’s business will be fully integrated into Parent. However, plans may change based on further analysis, including changes in Kate Spade’s business, corporate structure, charter, bylaws, capitalization and management.

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer; Plans for Kate Spade,” and Section 13 — “Certain Effects of the Offer,” Parent and Merger Sub have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Kate Spade (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Kate Spade, (iii) any material change in Kate Spade’s capitalization or dividend policy, (iv) any other material change in Kate Spade’s corporate structure or business, (v) changes to the management of Kate Spade, (vi) a class of securities of Kate Spade being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of Kate Spade being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

It is possible that certain members of Kate Spade’s current management team will enter into new employment arrangements with Parent or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the completion of the Merger, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Pursuant to the Merger Agreement, the initial board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

At and immediately after the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety so as to read in the form set forth on Exhibit A to the Merger Agreement, and the bylaws of Merger Sub in effect at the Effective Time will be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will be “Kate Spade & Company.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Merger Sub intends to consummate the Merger as soon as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on the New York Stock Exchange. Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the New York Stock Exchange because the only stockholder will be Parent. The New York Stock Exchange requires, among other things, that any listed shares of common stock have at least 400 total stockholders. As promptly as practicable following the consummation of the Merger, we intend and will cause Kate Spade to delist the Shares from the New York Stock Exchange.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Kate Spade to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Kate Spade to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Kate Spade, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Kate Spade and persons holding “restricted securities” of Kate Spade to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Kate Spade to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Kate Spade will not declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any Kate Spade securities (including the Shares).

15.	Conditions of the Offer.

Notwithstanding any other provision of the Merger Agreement or the Offer, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c), pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by Parent and its wholly-owned subsidiaries, do not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);
•	(i) any applicable governmental authority shall have issued any order, applicable law or other legal restraint that enjoins or prohibits the consummation of any of the transactions contemplated by the Merger Agreement, or (ii) any applicable law or other legal restraint or prohibition of any applicable governmental authority shall be in effect, that enjoins or otherwise prohibits the consummation of any of the transactions contemplated by the Merger Agreement (the “Governmental Restraint Condition”);
•	any applicable waiting period (and any extensions thereof) and any approvals, clearances or other governmental authorizations applicable to the Offer or the consummation of the Merger under the HSR Act and the Japanese Anti-Monopoly Act shall not have expired or otherwise been terminated or obtained, as applicable. (the “Regulatory Condition”);
•	since the date of the Merger Agreement, there has been any change, effect, event, occurrence, state of facts, or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect (the “MAE Condition”);
•	(i) the representations and warranties of the Company contained in Section 4.1 (Organization and Power), Section 4.3 (Corporate Authorization), Section 4.4 (Enforceability), Section 4.8(a) (Capitalization) and Section 4.26 (Brokers) of the Merger Agreement shall not be true and correct (except in each case for any de minimis inaccuracy) and (ii) all other representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all respects, without regard to any “materiality” or “Company Material Adverse Effect” qualifications contained in them, at and as of the Acceptance Time, as though made on and as of such date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), with only such exceptions as would not individually or in the aggregate have a Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect (the “Representations Condition”);

•	the Company shall not have complied with or performed, in all material respects, all of its obligations, agreements and covenants required to be complied with or performed by it under the Merger Agreement prior to the Acceptance Time and such failure to comply or perform shall not have been cured by the Acceptance Time Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect (the “Covenants Condition”); or
•	the Merger Agreement shall have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their respective sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law. The failure by Parent, Merger Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Kate Spade with the SEC and other information concerning Kate Spade, we are not aware of any governmental license or regulatory permit that appears to be material to Kate Spade’s business that might be adversely affected by our acquisition of Shares or the Merger as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under the heading “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without significant conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences would not result to Kate Spade’s business, any of which, under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (referred to as “Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the provisions of the HSR Act and the rules and regulations thereunder applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a fifteen (15) calendar day waiting period (which expires on the next business day if the 15th day occurs on a weekend or federal holiday) following the applicable filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless a Request For Additional Information and Documentary Material is received from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Pursuant to the Merger Agreement, Parent and Kate Spade filed such Premerger Notification and Report Form on May 17, 2017. If, within the 15 calendar day waiting period (which is set to expire with respect to Parent on June 1, 2017), either the FTC or the Antitrust Division issues a Request For Additional Information and Documentary Material, the waiting period with respect to the Offer would be extended until ten (10) calendar days following the date of substantial compliance with such request, unless the Antitrust Division or the FTC terminates the additional waiting period before its expiration. If either the fifteen (15) day or ten (10) calendar day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period could be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Merger Sub’s proposed acquisition of Kate Spade. At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Merger Sub, Kate Spade, or any of their respective subsidiaries or affiliates. United States state attorneys general may also bring legal action under both state and federal antitrust laws, as applicable, seeking similar relief or seeking conditions to the completion of the Offer. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Reasonable Best Efforts” and Section 15 — “Conditions of the Offer.”

Compliance with the Japanese Anti Monopoly Act. Both the acquisition of Shares pursuant to the Offer and the Merger are also subject to the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) and may be consummated only if (a) the 30-day waiting period from the date of receipt of the two filings has elapsed without a written notice from the Japan Fair Trade Commission (“JFTC”) that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filings or (ii) 90 calendar days from the date of the JFTC’s complete receipt of the additionally requested Information) or (b) with respect to each of the acquisition of Shares and the Merger, the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that that the JFTC shortens the 30-day waiting period applicable to each of the two notifications. Parent and Merger Sub and Kate Spade both filed the draft applicable notifications on May 25, 2017 (Japan time), with respect to the Offer and the Merger and waiting period is scheduled to expire 30 days after the formal notifications are submitted (unless further shortened by the JFTC).

State Takeover Laws. Kate Spade is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who beneficially owns 15% or more of a Delaware corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” or the transaction by which the person becomes an interested stockholder was approved by the board of directors of such corporation before such person became an “interested stockholder.” In accordance with the provisions of Section 203 of the DGCL, the Kate Spade Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, such that the restrictions on business combinations contained in Section 203 of the DGCL do not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Kate Spade, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Kate Spade for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Kate Spade stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Merger Sub and Kate Spade will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Kate Spade stockholders in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if Merger Sub purchases Shares in the Offer and the Merger is consummated, the holders of Shares as of immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at 5% over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown.

In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of Acceptance Time, and 20 days after the mailing of the Schedule 14D-9 (which date of mailing will be on or about May 26, 2017), deliver to Kate Spade a written demand for appraisal of Shares held, which demand must reasonably inform Kate Spade of the identity of the stockholder and that the stockholder is demanding appraisal;
•	not tender such stockholder’s Shares in the Offer; and
•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

No appraisal rights are available in connection with the Offer. The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained Broadridge Corporate Issuer Solutions, Inc. to be the information agent (the “Information Agent”) and Broadridge Corporate Issuer Solutions, Inc. to be the depositary and paying agent (the “Depositary”) in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Merger Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable law requires the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Parent or Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for the purpose of the Offer.

Merger Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Kate Spade has advised Merger Sub that it will file with the SEC on the date hereof its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Kate Spade Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Kate Spade” above.

Chelsea Merger Sub Inc.

May 26, 2017

SCHEDULE I — INFORMATION RELATING TO PARENT AND MERGER SUB

Parent

The following table sets forth information about Parent’s directors and executive officers as of May 26, 2017. The current business address of each person is c/o Coach, Inc., 10 Hudson Yards, New York, New York 10001, and the business telephone number is (212) 594-1850.

Name	Age	Position
Victor Luis	50	Chief Executive Officer and Director
Kevin Wills	51	Chief Financial Officer
Todd Kahn	53	President, Chief Administrative Officer and Secretary
Andre Cohen	52	President, North America and Global Marketing
Ian Bickley	53	President, International Group
Sarah Dunn	57	Global Human Resources Officer
Jide Zeitlin	53	Chairman of the Board and Director
David Denton	51	Director
Andrea Guerra	52	Director
Susan Kropf	68	Director
Annabelle Yu Long	44	Director
Ivan Menezes	57	Director
William Nuti	53	Director
Stephanie Tilenius	49	Director

Executive Officers of Parent

Victor Luis was appointed Chief Executive Officer of Parent in January 2014. Prior to his appointment, and beginning in February 2013, he held the role of President and Chief Commercial Officer of Parent, with oversight for all of the company’s revenue-generating units, strategy and merchandising. From February 2012 to February 2013, Mr. Luis served as President, International Group of Coach, with oversight for all of Coach’s operations outside of North America. Prior to that he was President for Coach Retail International from March 2010 to February 2012, with responsibility for the company’s directly operated businesses in China (Hong Kong, Macau and Mainland China), Japan, Singapore, and Taiwan. Prior to that he was President and Chief Executive Officer, Coach China and Coach Japan from September 2008 to March 2010. Mr. Luis joined Coach in June 2006 as President and Chief Executive Officer, Coach Japan. Prior to joining Coach, from 2002 to 2006, Mr. Luis was the President and Chief Executive Officer for Baccarat, Inc., running the North American operation of the French luxury brand. Earlier in his career, Mr. Luis held marketing and sales positions within the Moët Hennessy Louis Vuitton (LVMH) Group. Mr. Luis holds a Bachelor of Arts degree from College of the Holy Cross and a Master of Arts degree from University College, Durham University, UK.

Kevin Wills became an Executive Officer of Parent and assumed the position of Coach’s Chief Financial Officer in February 2017, responsible for all finance functions, global inventory management, corporate real estate and facilities. Mr. Wills joined Coach from AlixPartners LLP, a global business advisory firm, where he served as Managing Director and Chief Financial Officer since March 2014. At AlixPartners, Mr. Wills was responsible for all financial management, capital restructuring and mergers and acquisitions. Prior to AlixPartners, Mr. Wills was Executive Vice President and Chief Financial Officer of Saks Incorporated, owner of the Saks Fifth Avenue, Saks.com and Off 5th franchises, where he worked for nearly 16 years in various finance, strategic-planning, administration and operations positions. He also played an instrumental role in Saks’ sale to Hudson’s Bay Company. Before joining Saks Inc., Mr. Wills served as Vice President and Controller for Tennessee Valley Authority, an energy producer. Mr. Wills started his career in 1988 as a Business Assurance Manager for Coopers and Lybrand (now known as PwC), an accounting and financial services firm. He has a BS in Business Administration from Tennessee Technological University and is a Certified Public Accountant. In addition, Mr. Wills is currently Chairman of the Board of Tivity Health Inc., where he has been a Director since 2012.

Todd Kahn was appointed President, Chief Administrative Officer and Secretary in May 2016. Mr. Kahn joined Coach as Senior Vice President, General Counsel and Secretary in January 2008. He was appointed

Executive Vice President in 2011, Executive Vice President, Corporate Affairs in May 2013, Global Corporate Affairs Officer in April 2014 and most recently Chief Administrative Officer in August 2015. Prior to joining Coach, from July to September 2007, Mr. Kahn served as President and Chief Operating Officer of Calypso Christian Celle, a luxury lifestyle brand. From January 2004 until July 2007, Mr. Kahn served as Executive Vice President and Chief Operating Officer of Sean John, a private lifestyle apparel company. From August 2001 until December 2003, he was President and Chief Operating Officer of Accessory Network, a private accessory company. Before joining Accessory Network, Mr. Kahn served as President and Chief Operating Officer of InternetCash Corporation, an Internet payment technology company. He served as Executive Vice President and Chief Operating Officer of Salant Corporation, a public apparel company, after joining the company as Vice President and General Counsel in 1993. From 1988 until 1993, Mr. Kahn was a corporate attorney at Fried, Frank, Harris, Shriver and Jacobson in New York. Mr. Kahn received a Bachelor of Science degree from Touro College and a Juris Doctor from Boston University Law School.

Andre Cohen was appointed President, North America and Global Marketing in May 2016, responsible for all the functions that drive Coach’s North American retail and wholesale business. In addition, Mr. Cohen has oversight of Global Marketing, Customer Experience and Digital Operations for the Coach Brand. Mr. Cohen originally joined Coach in 2008 as Senior Vice President of Coach International based in New York. In 2009, he relocated to Hong Kong to build and lead Parent’s China and Hong Kong businesses following their acquisition from the former distributor. In 2011, he became President and CEO of Coach Asia, establishing a centralized organization in Hong Kong to acquire and directly manage Parent’s key Asia businesses in Singapore, Malaysia, Taiwan and Korea. Mr. Cohen became Chief of Staff in September 2014 and was appointed President, North America in January 2015. Prior to joining Coach, Mr. Cohen was Managing Director-Asia Pacific for Timberland, where he had oversight of all direct markets and distributors across the region and successfully launched the brand in China. Before Timberland, he spent four years at the Swatch Group, where he was Regional Director of North Asia and Vice President of China and Hong Kong. His previous experience also includes roles at LVMH in Tokyo and Singapore, and L’Oreal in Malaysia. Mr. Cohen is a graduate of Dauphine University in Paris and holds a Masters degree in Finance and a Post Graduate degree in Strategy and Organization.

Ian Bickley was appointed President, International Group in August 2013, responsible for all international direct retail businesses and oversight for Coach’s international wholesale and distributorship businesses around the world. In addition, he has responsibility for the development of all new and emerging markets globally. Effective July 2, 2017, Mr. Bickley will assume the position of President, Global Business Development and Strategic Alliances. Mr. Bickley joined Coach in May, 1993 as Director, International Planning & Operations and assumed responsibility for Japanese business development two years later. In 1997, he became Vice President, Japan, and relocated to Tokyo. In 2001, Mr. Bickley was promoted to President of Coach Japan, Inc. Prior to joining Coach, from 1989 to 1993, Mr. Bickley was Director of Operations for Quick Response GMBH, a marketer and manufacturer of women’s apparel based in Munich, Germany. From 1988 to 1989, he served as a Consultant for the LEK Partnership, a strategic management consulting firm, also based in Munich. Mr. Bickley serves as a Director of Crocs, Inc. Mr. Bickley holds a Bachelor of Arts degree in Economics from Harvard College.

Sarah Dunn was appointed Global Human Resources Officer in April 2014, after becoming Executive Vice President in August 2011, and joining Coach as Senior Vice President, Human Resources in July 2008. Prior to joining Coach, Ms. Dunn held executive positions at Thomson Financial and at Reuters, international multimedia news and financial information agencies in London and New York. She joined Thomson Financial in 2003 as Chief Content Officer and was appointed Executive Vice President, Human Resources and Organizational Development in April 2005. Prior to that at Reuters she was President of Corporates and Media Division and she also served as Chief Executive Officer of Lipper, and as a Board Member of Factiva. Ms. Dunn holds a Bachelor of Science degree in Human Sciences from University College, London, U.K., and a Masters degree in Information Science from City University, London.

Directors of Parent

Jide Zeitlin has served as a member of Coach’s Board of Directors since June 2006 and as Chairman of the Board since November 2014. Since 2006, Mr. Zeitlin has been an investor with interests in Asia, the Middle East, and Africa. Prior to 2006, Mr. Zeitlin was a Partner at The Goldman Sachs Group, Inc., where he held senior management positions in the investment banking division, including that of global chief operating officer.

He also served in the firm’s executive office. Mr. Zeitlin serves on the board of Affiliated Managers Group, Inc. and is Chairman Emeritus of Amherst College. He is, or has been, a member of the boards of Milton Academy, the Harvard Business School Board of Dean’s Advisors, Teach For America, Doris Duke Charitable Foundation, Montefiore Medical Center, Vascular Biogenics Limited Playwrights Horizons, Saint Ann’s School, and Common Ground Community. Mr. Zeitlin holds an A.B. degree, magna cum laude, in Economics and English from Amherst College and an M.B.A. degree from Harvard University.

David Denton has been Executive Vice President and Chief Financial Officer of CVSHealth Corporation, f/k/a CVS Caremark Corporation, (“CVS”), since January 2010. He previously held the position of Senior Vice President and Controller/Chief Accounting Officer of CVS from March 2008 to December 2009. He was Senior Vice President, Financial Administration of CVS and CVS/pharmacy, Inc. from April 2007 until March 2008 and Senior Vice President, Finance and Controller of PharmaCare Management Services, Inc., CVS’s pharmacy benefits management subsidiary, from October 2005 through April 2007. He has been with CVS since July 1999. He holds a Bachelor of Science degree in Business Administration from Kansas State University and a Masters of Business Administration from Wake Forest University.

Andrea Guerra has served as the Executive Chairman of Eataly since September 2015. From 2004 to 2014, Mr. Guerra served as Chief Executive Officer of Luxottica Group S.p.A. Formerly, Mr. Guerra spent 10 years at Merloni Elettrodomestici, where he was appointed Chief Executive Officer in 2000. Prior to that, Mr. Guerra worked for Marriott Italia where he became Director of Marketing. Mr. Guerra is a member of the Steering Committee of Fondo Strategico Italiano S.p.A. and serves on the Board of Directors of both Amplifon S.p.A. and Ariston Thermo S.p.A. In December 2014 he was appointed the Senior Strategic Advisor for Business, Finance and Industry to Italian Prime Minister Matteo Renzi. Mr. Guerra received a degree in Business Administration from the La Sapienza University of Rome in 1989.

Susan Kropf, prior to her retirement in January 2007, served as President and Chief Operating Officer of Avon Products with full profit-and-loss responsibility for all of Avon’s worldwide operations. She was named to this role in 2001 and was a member of Avon’s Board of Directors since January 1998. Ms. Kropf was reelected to Avon’s Board in May 2015. During her more than 30 year career at Avon, Ms. Kropf held key positions in marketing, product development and supply chain operations in addition to her general management roles. Notably, she was a leading force in the company’s emerging market growth. Ms. Kropf also serves on the Boards of Avon Products, Inc., Kroger Co. and The Sherwin Williams Co. She serves on various committees of these Boards including Audit, Finance, Compensation and Nominating & Governance. Ms. Kropf holds a B.A. from St. John’s University and an M.B.A in Finance from New York University.

Annabelle Yu Long was elected to Coach’s Board of Directors in January 2016. Ms. Long currently serves as a member of the Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center, and Managing Partner of Bertelsmann Asia Investments. Formerly, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both BitAuto (NYSE: BITA) and China Distance Education (NYSE: DL). Ms. Long holds a Bachelor of Science degree from the University of Electronic Science and Technology in Chengdu, China and an M.B.A. from the Stanford Graduate School of Business.

Ivan Menezes is an Executive Director and the Chief Executive of Diageo plc, a premium drinks company; he was appointed Chief Executive in July 2013 and has been an Executive Director since July 2012. Before then he held several executive and senior appointments at Diageo and was the Chief Operating Officer, Diageo plc since March 2012, the Chairman, Diageo Latin America & Caribbean since July 2011, the Chairman, Diageo Asia Pacific since October 2008, and the President and Chief Executive Officer of Diageo North America since January 2004. He previously served as President and Chief Operating Officer of Diageo North America from July 2002 and as President of Diageo, Venture Markets since July 2000. Before joining Diageo in 1997, he held senior marketing positions with Whirlpool Europe, a manufacturer and marketer of major home appliances, in Milan and was a principal with Booz Allen Hamilton, Inc., a strategy and technology consulting firm, both in

Chicago and in London. Mr. Menezes also serves as an executive Director on the Board of Directors of Diageo plc. Mr. Menezes holds a Bachelor of Arts degree in Economics from St. Stephen’s College, Delhi, a post graduate diploma from the Indian Institute of Management, Ahmedabad and an M.B.A. degree from Northwestern University’s Kellogg School of Management.

William Nuti is the Chairman of the Board, Chief Executive Officer and President of NCR Corporation (“NCR”), a global technology company. Mr. Nuti became Chairman of the Board of Directors of NCR in October 2007, having joined the NCR Board of Directors in August 2005. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. (“Cisco”) where he advanced to the dual role of Senior Vice President of the company’s Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of United Continental Holdings, Inc. and is a member of its Audit Committee and previously served, within the last five years, as a director of Sprint Nextel Corporation. Mr. Nuti is also a director of the Compound Foundation, a member of the Georgia Institute of Technology advisory board and a trustee of Long Island University. He holds a Bachelor of Science degree in Economics and Finance from Long Island University.

Stephanie Tilenius has been the Chief Executive Officer and Co-Founder of Vida Health since January 2014. From June 2012 until January 2014, she served as Executive-in-Residence at Kleiner Perkins Caufield & Byers, a venture capital firm, primarily focusing on companies within its Digital Growth Fund. From February 2010 until June 2012, Ms. Tilenius was vice president of global commerce and payments at Google, Inc., where she oversaw digital commerce, product search and payments. Prior to joining Google, she was at eBay Inc. from March 2001 until October 2009, ultimately as Senior Vice President of eBay.com and global products. Ms. Tilenius was also a co-founder of PlanetRx.com and has worked at other technology and business enterprises. She serves as a Director of Seagate Technology Public Limited Company and of RedBubble in Australia as well as Tradesy, Inc. Ms. Tilenius also serves as Chair of the Advisory Board of the Harvard Business School California Research Center. She holds a Bachelor of Arts degree in Economics and a Master of Arts degree in International Finance from Brandeis University, and an M.B.A. from Harvard University.

Biographical Information for Victor Luis is included above under the heading “Executive Officers of Parent.”

Merger Sub

The following table sets forth information about Merger Sub’s directors and executive officers as of May 26, 2017. The current business address of each person is c/o Coach, Inc., 10 Hudson Yards, New York, New York 10001, and the business telephone number is (212) 594-1850.

Name	Age	Position
Todd Kahn	53	Director, President and Secretary
Kevin Wills	51	Director, Vice President and Treasurer

Biographical Information for Todd Kahn is included above under the heading “Executive Officers of Parent.”

Biographical Information for Kevin Wills is included above under the heading “Executive Officers of Parent.”

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary and Information Agent for the Offer is:

If delivering via a USPS Service:	If delivering via UPS, Fedex or Courier:

Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693	Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Merger Sub’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

Questions: 888-808-3038